Novartis Fourth Quarter and Full Year 2025

Condensed Financial Report – Supplementary Data

NOVARTIS | Reimagining Medicine

Novartis Fourth Quarter and Full Year 2025 Condensed Financial Report – Supplementary Data

INDEX
Page
OPERATING PERFORMANCE REVIEW
3
CASH FLOW AND BALANCE SHEET
11
INNOVATION REVIEW
15
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Consolidated income statements
17
Consolidated statements of comprehensive income
19
Consolidated balance sheets
20
Consolidated statements of changes in equity
21
Consolidated statements of cash flows
23
Notes to condensed consolidated financial statements
25
SUPPLEMENTARY INFORMATION
44
CORE RESULTS - Reconciliation from IFRS® Accounting Standards results to non-IFRS measure core results
46
NON-IFRS MEASURE FREE CASH FLOW
49
ADDITIONAL INFORMATION
Net debt
51
Share information
51
Effects of currency fluctuations
52
DISCLAIMER
53

Operating performance review
Key figures
Fourth quarter and full year
(USD millions unless indicated otherwise)	Q4 2025 USD m	Q4 2024 USD m	% change USD	% change cc 1	FY 2025 USD m	FY 2024 USD m	% change USD	% change cc 1

Net sales to third parties	13 336	13 153	1	-1	54 532	50 317	8	8

Other revenues	524	405	29	27	2 142	1 405	52	51

Cost of goods sold	-3 611	-3 324	-9	-4	-13 699	-12 827	-7	-5

Gross profit	10 249	10 234	0	-2	42 975	38 895	10	10

Selling, general and administration	-3 440	-3 501	2	5	-13 248	-12 566	-5	-4

Research and development	-3 163	-2 842	-11	-6	-11 200	-10 022	-12	-9

Other income	417	298	40	27	1 460	1 175	24	17

Other expense	-447	-659	32	38	-2 343	-2 938	20	24

Operating income	3 616	3 530	2	4	17 644	14 544	21	25

% of net sales	27.1	26.8			32.4	28.9

Loss from associated companies	-2	-3	33	28	-12	-38	68	70

Interest expense	-304	-275	-11	-11	-1 144	-1 006	-14	-14

Other financial income and expense	-92	33	nm	nm	-136	140	nm	nm

Income before taxes	3 218	3 285	-2	-1	16 352	13 640	20	22

Income taxes	-814	-465	-75	-76	-2 385	-1 701	-40	-43

Net income	2 404	2 820	-15	-14	13 967	11 939	17	19

Basic earnings per share (USD)	1.26	1.42	-11	-11	7.21	5.92	22	24

Net cash flows from operating activities	2 264	4 193	-46		19 144	17 619	9

Non-IFRS measures [1]

Free cash flow	1 655	3 635	-54		17 596	16 253	8

Core operating income	4 929	4 859	1	1	21 889	19 494	12	14

% of net sales	37.0	36.9			40.1	38.7

Core net income	3 889	3 933	-1	-2	17 411	15 755	11	12

Core basic earnings per share (USD)	2.03	1.98	3	2	8.98	7.81	15	17

[1] Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 44. Unless otherwise noted, all growth rates in this release refer to same period in prior-year.

Strategy
Our focus
Novartis is a “pure-play” innovative medicines company. We have a clear focus on four core therapeutic areas (cardiovascular-renal-metabolic, immunology, neuroscience and oncology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies – the US, China, Germany and Japan.
Our priorities
1. Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
2. Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.
3. Strengthen foundations: Unleashing the power of our people, scaling data science and technology and continuing to build trust with society.
Financials
Fourth quarter
Net sales
Net sales were USD 13.3 billion (+1%, -1% cc), with volume contributing 18 percentage points to growth. Generic competition had a negative impact of 15 percentage points, including a negative impact of 3 percentage points from revenue deduction adjustments in the US, mainly related to Entresto and Promacta. Pricing had a negative impact of 4 percentage points. Currency had a positive impact of 2 percentage points. Sales in the US were USD 5.3 billion (-11%) and in the rest of the world USD 8.0 billion (+12%, +7% cc).
Sales were broadly in line, reflecting generic competition mainly for Entresto, Promacta and Tasigna, partly offset by continued strong performance from Kisqali (USD 1.3 billion, +46%, +44% cc), Kesimpta (USD 1.2 billion, +29%, +27% cc), Pluvicto (USD 605 million, +72%, +70% cc), Scemblix (USD 391 million, +89%, +87% cc) and Cosentyx (USD 1.8 billion, +13%, +11% cc).
In the US (USD 5.3 billion, -11%), sales decline was driven by generic competition, including revenue deduction adjustments mainly for Entresto and Promacta, partly offset by growth from Kisqali, Pluvicto, Kesimpta and Scemblix. In Europe (USD 4.4 billion, +11%, +3% cc), sales growth was mainly driven by Kisqali, Entresto and Kesimpta, partly offset by generic competition, mainly for Promacta, Tasigna and Lucentis. Sales in emerging growth markets were USD 3.5 billion (+18%, +16% cc), including USD 1.0 billion of sales from China (+20%, +19% cc).
Operating income
Gross profit was USD 10.2 billion (0%, -2% cc), broadly in line with net sales performance.
SG&A expenses were USD 3.4 billion (+2%, +5% cc), mainly driven by lower marketing and sales investments.
R&D expenses were USD 3.2 billion (-11%, -6% cc), driven by an increase in confirmatory development (-25%, -20% cc), mainly due to higher investments in recently acquired assets, partly offset by a decrease in research and exploratory development (+7%, +10% cc), mainly due to lower impairments.
Other income was USD 0.4 billion (+40%, +27% cc), mainly driven by higher government grant income.
Other expense was USD 0.4 billion (+32%, +38% cc), mainly due to a goodwill impairment in the prior year.

Operating income was USD 3.6 billion (+2%, +4% cc), benefiting from higher government grant income and lower SG&A expenses, partly offset by higher R&D expenses. Operating income margin was 27.1% of net sales, increasing 0.3 percentage points (1.3 percentage points in cc).
Core adjustments were USD 1.3 billion, mainly due to amortization. Core adjustments were broadly in-line with the prior-year quarter.
Core gross profit was USD 11.0 billion (0%, -2% cc), broadly in line with net sales performance.
Core SG&A expenses were USD 3.4 billion (+2%, +5% cc), mainly driven by lower marketing and sales investments.
Core R&D expenses were USD 2.8 billion (-10%, -6% cc), driven by increases in core confirmatory development (-10%, -5% cc) and core research and exploratory development (-12%, -8% cc), mainly due to higher investments in recently acquired assets.
Core other income was USD 0.3 billion, increasing mainly due to higher government grant income.
Core other expense was USD 0.2 billion (-28%, -17% cc).
Core operating income was USD 4.9 billion (+1%, +1% cc), benefiting from higher government grant income and lower SG&A expenses, partly offset by higher R&D expenses. Core operating income margin was 37.0% of net sales, increasing 0.1 percentage points (0.7 percentage points in cc).
Interest expense and other financial income and expense
Interest expense amounted to USD 0.3 billion in line with the prior-year quarter.
Other financial income and expense amounted to an expense of USD 92 million compared with an income of USD 33 million in prior-year quarter, mainly due to lower interest income and higher financial expense.
Core interest expense amounted to USD 0.3 billion in line with the prior-year quarter.
Core other financial income and expense amounted to an income of USD 18 million, compared with an income of USD 83 million in prior-year quarter, mainly due to lower interest income.
Income taxes
The tax rate in the fourth quarter was 25.3% compared to 14.2% in the prior-year quarter. The current-year tax rate was negatively impacted by intercompany transactions, and the effect of adjusting to the full-year actual rate, which was higher than previously estimated. The prior-year tax rate was impacted mainly by the effect of adjusting to the full-year actual rate, which was lower than previously estimated. Excluding these impacts, the current-year tax rate would have been 15.0% compared with 15.0% in the prior-year period.
The core tax rate (core taxes as a percentage of core income before tax) was 16.2% compared to 15.7% in the prior year. The prior-year tax rate was impacted by the effect of adjusting to the full-year actual rate.
Net income, EPS, cash flows from operating activities and free cash flow
Net income was USD 2.4 billion (-15%, -14% cc), impacted by higher income taxes. EPS was USD 1.26 (-11%, -11% cc), benefiting from the lower weighted average number of shares outstanding.
Core net income was USD 3.9 billion (-1%, -2% cc), mainly due to lower other financial income. Core EPS was USD 2.03 (+3%, +2% cc), benefiting from the lower weighted average number of shares outstanding.
Net cash flows from operating activities amounted to USD 2.3 billion (-46%) as higher net income, adjusted for non-cash items and other adjustments, was more than offset by unfavorable changes in working capital and higher payments out of provisions.
Free cash flow amounted to USD 1.7 billion (-54%), driven by lower net cash flows from operating activities.

Full year
Net sales
Net sales were USD 54.5 billion (+8%, +8% cc), with volume contributing 15 percentage points to growth. Generic competition had a negative impact of 6 percentage points, pricing had a negative impact of 1 percentage point and currency had no impact. Sales in the US were USD 23.3 billion (+10%) and in the rest of the world USD 31.2 billion (+7%, +6% cc).
Sales growth was mainly driven by continued strong performance from Kisqali (USD 4.8 billion, +58%, +57% cc), Kesimpta (USD 4.4 billion, +37%, +36% cc), Pluvicto (USD 2.0 billion, +43%, +42% cc), Scemblix (USD 1.3 billion, +87%, +85% cc) and Cosentyx (USD 6.7 billion, +9%, +8% cc), partly offset by generic competition, mainly for Promacta, Tasigna and Lucentis.
In the US (USD 23.3 billion, +10%), sales growth was mainly driven by Kisqali, Kesimpta, Pluvicto, Scemblix and Cosentyx, partly offset by generic competition, mainly for Entresto, Promacta and Tasigna. In Europe (USD 16.7 billion, +8%, +4% cc), sales growth was mainly driven by Kesimpta, Entresto, Kisqali and Pluvicto, partly offset by generic competition, mainly for Lucentis and Tasigna. Sales in emerging growth markets were USD 14.0 billion (+8%, +10% cc), including USD 4.2 billion of sales from China (+8%, +8% cc).
Operating income
Gross profit was USD 43.0 billion (+10%, +10% cc), mainly driven by higher net sales.
SG&A expenses were USD 13.2 billion (-5%, -4% cc), mainly driven by higher investments behind priority brands and launches.
R&D expenses were USD 11.2 billion (-12%, -9% cc), driven by increases in confirmatory development (-15%, -12% cc) and research and exploratory development (-7%, -4% cc), mainly due to higher investments in recently acquired assets.
Other income was USD 1.5 billion (+24%, +17% cc), mainly driven by higher government grant income.
Other expense was USD 2.3 billion (+20%, +24% cc), as higher legal related costs were more than offset by a goodwill impairment in the prior year.
Operating income was USD 17.6 billion (+21%, +25% cc), mainly driven by higher net sales and lower impairments, partly offset by higher investments behind priority brands and launches. Operating income margin was 32.4% of net sales, increasing 3.5 percentage points (4.4 percentage points in cc).
Core adjustments were USD 4.2 billion, mainly due to amortization, compared with USD 5.0 billion in the prior year. Core adjustments decreased compared with the prior year, mainly due to lower impairments.
Core gross profit was USD 45.5 billion (+9%, +9% cc), mainly driven by higher net sales.
Core SG&A expenses were USD 13.2 billion (-5%, -4% cc), mainly driven by higher investments behind priority brands and launches.
Core R&D expenses were USD 10.3 billion (-11%, -8% cc), driven by increases in core confirmatory development (-10%, -7% cc) and core research and exploratory development (-13%, -10% cc), mainly due to higher investments in recently acquired assets.
Core other income was USD 0.7 billion (+144%, +121% cc), mainly driven by higher government grant income.
Core other expense was USD 0.8 billion (+3%, +8% cc).
Core operating income was USD 21.9 billion (+12%, +14% cc), mainly driven by higher net sales, partly offset by higher investments behind priority brands and launches. Core operating income margin was 40.1% of net sales, increasing 1.4 percentage points (2.1 percentage points cc).
Interest expense and other financial income and expense
Interest expense amounted to USD 1.1 billion compared with USD 1.0 billion in the prior year.

Other financial income and expense amounted to an expense of USD 136 million compared with an income of USD 140 million in the prior year, mainly due to lower interest and other financial income, partially offset by lower monetary losses from hyperinflation accounting.
Core interest expense amounted to USD 1.1 billion compared with USD 1.0 billion in the prior year.
Core other financial income and expense amounted to an income of USD 44 million compared with an income of USD 295 million in the prior year, mainly due to lower interest income.
Income taxes
The tax rate was 14.6% compared with 12.5% in the prior year. The current-year tax rate was favorably impacted by changes in uncertain tax positions and the remeasurement of deferred tax balances following tax law changes, primarily in Switzerland and the US, partially offset by the impact of intercompany transactions, prior-year items and other items. The prior-year tax rate was favorably impacted by the effect of changes in uncertain tax positions. Excluding these impacts, the current-year tax rate would have been 15.0% compared with 15.0% in the prior year.
The core tax rate (core taxes as a percentage of core income before tax) was 16.2% compared with 16.1% in the prior year.
Net income, EPS, cash flows from operating activities and free cash flow
Net income was USD 14.0 billion (+17%, +19% cc), mainly driven by higher operating income. EPS was USD 7.21 (+22%, +24% cc), benefiting from the lower weighted average number of shares outstanding.
Core net income was USD 17.4 billion (+11%, +12% cc), mainly due to higher core operating income. Core EPS was USD 8.98 (+15%, +17% cc), benefiting from the lower weighted average number of shares outstanding.
Net cash flows from operating activities amounted to USD 19.1 billion (+9%), mainly driven by higher net income, adjusted for non-cash items and other adjustments, partly offset by unfavorable changes in working capital, higher payments out of provisions and higher income taxes paid.
Free cash flow amounted to USD 17.6 billion (+8%), driven by higher net cash flows from operating activities.
Product commentary (relating to Q4 performance)
Cardiovascular, RENAL and METABOLIC
	Q4 2025	Q4 2024	% change	% change	FY 2025	FY 2024	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Cardiovascular, renal and metabolic
Entresto	1 253	2 180	-43	-45	7 748	7 822	-1	-2

- excl. revenue deduction adjust. [1]			-32	-34

Leqvio	335	223	50	46	1 198	754	59	57

Vanrafia	13		nm	nm	13		nm	nm

Total cardiovascular, renal and metabolic	1 601	2 403	-33	-36	8 959	8 576	4	3

[1] Q4 sales growth impacted by US revenue deduction adjustments in the current and prior year. No significant impact on full year.
nm = not meaningful
Entresto (USD 1 253 million, -43%, -45% cc) sales declined due to generic entry in the US in Q3 2025. US performance was also impacted by revenue deduction adjustments. Entresto continued to grow ex-US, where the product is approved for heart failure globally as well as hypertension in China and Japan. Novartis is in litigation with a generic manufacturer to protect its Entresto IP rights.
Leqvio (USD 335 million, +50%, +46% cc) sales grew across all regions, achieving blockbuster status for 2025. Focus remains on increasing account and patient adoption and continuing medical education. Leqvio is registered in more than 107 countries worldwide and commercially available in 87 countries. In Q4, Leqvio was added to China’s National Drug Reimbursement List (NRDL). Novartis obtained global rights to develop, manufacture and commercialize Leqvio under a license and collaboration agreement with Alnylam Pharmaceuticals.

Vanrafia (USD 13 million) received accelerated approval in the US and conditional approval in China in Q2 and Q4 2025, respectively, as the first and only selective endothelin A (ETA) receptor antagonist for proteinuria reduction in primary IgA nephropathy (IgAN). Launch momentum reflects Vanrafia’s differentiated label and broad access.
Immunology
	Q4 2025	Q4 2024	% change	% change	FY 2025	FY 2024	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Immunology
Cosentyx	1 807	1 596	13	11	6 668	6 141	9	8

Ilaris	514	413	24	22	1 883	1 509	25	24

Xolair [1]	384	399	-4	-8	1 723	1 643	5	4

Rhapsido	19		nm	nm	19		nm	nm

Total immunology	2 724	2 408	13	11	10 293	9 293	11	10

[1] Net sales to third parties reflect Xolair sales for all indications.
nm = not meaningful
Cosentyx (USD 1 807 million, +13%, +11% cc) sales grew across all regions, driven by volume, with continued demand for recent launches (including HS and IV in the US) and steady performance in core indications (PsO, PsA, AS and nr-AxSpA). Since initial approval in 2015, Cosentyx has shown sustained efficacy and a robust safety profile, treating more than 2 million patients across 8 indications.
Ilaris (USD 514 million, +24%, +22% cc) sales grew across all major geographies, led by the US, Europe and Japan, with continued momentum in the Periodic Fever Syndromes and Still’s disease indications.
Xolair (USD 384 million, -4%, -8% cc) sales declined mainly in Europe, driven by the launch of a biosimilar in Q3 2025. Novartis co-promotes Xolair with Genentech in the US and shares a portion of revenue as operating income but does not record any US sales.
Rhapsido (USD 19 million) received FDA approval in September 2025 as the only oral, targeted BTK inhibitor for CSU and has shown strong uptake with appropriate use of a free drug program to help support patient access. Rhapsido was also approved in China in Q4 2025.
Neuroscience
	Q4 2025	Q4 2024	% change	% change	FY 2025	FY 2024	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Neuroscience
Kesimpta	1 228	950	29	27	4 426	3 224	37	36

Zolgensma Group	307	262	17	12	1 232	1 214	1	0

Aimovig	90	80	13	3	335	312	7	3

Total neuroscience	1 625	1 292	26	23	5 993	4 750	26	25

Kesimpta (USD 1 228 million, +29%, +27% cc) sales grew across all regions, driven by increased demand and strong access, as a high efficacy B-cell therapy with at-home self-administration for a broad population of RMS patients. Kesimpta is now approved in 94 countries with more than 187,000 patients treated since launch.
Zolgensma Group (USD 307 million, +17%, +12% cc) sales grew, reflecting strong demand for the IV formulation in the incident SMA population. Itvisma, the intrathecal formulation, was approved in both the US and UAE in Q4 2025, followed shortly by the treatment of the first patients in the UAE.
Aimovig (USD 90 million, +13%, +3% cc) sales grew driven by increased demand for migraine prevention. Novartis commercializes Aimovig ex-US and ex-Japan, while Amgen retains all rights in the US and Japan.

ONCOLOGY
	Q4 2025	Q4 2024	% change	% change	FY 2025	FY 2024	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Oncology
Kisqali	1321	902	46	44	4 783	3 033	58	57

- excl. revenue deduction adjust. [1]			57	54

Tafinlar + Mekinist [2]	540	527	2	-2	2 215	2 058	8	6

Jakavi	555	487	14	8	2 110	1 936	9	7

Pluvicto	605	351	72	70	1 994	1 392	43	42

Promacta/Revolade	226	583	-61	-63	1 636	2 216	-26	-27

- excl. revenue deduction adjust. [1]			-47	-49

Scemblix	391	207	89	87	1 285	689	87	85

Tasigna	179	411	-56	-58	1 104	1 671	-34	-34

Lutathera	203	190	7	5	816	724	13	12

Fabhalta [3]	155	57	172	167	505	129	291	287

Piqray/Vijoice	81	109	-26	-28	382	449	-15	-15

Total oncology	4 256	3 824	11	8	16 830	14 297	18	17

[1] Q4 sales growth impacted by US revenue deduction adjustments in the current and prior year. No significant impact on full year.
[2] Majority of sales for Mekinist and Tafinlar are combination, but both can be used as monotherapy.
[3] Net sales to third parties reflect Fabhalta sales for all indications.
Kisqali (USD 1 321 million, +46%, +44% cc) sales grew strongly across all regions, reflecting continued share gains in metastatic breast cancer (mBC), as well as leading NBRx share in early breast cancer (eBC). Strong volume growth in the US was partially offset by revenue deduction adjustments; underlying growth globally was +54% (cc). Kisqali performance reflects its consistent overall survival benefit across all Phase III mBC trials, its NCCN Category 1 Preferred status, and its highest ESMO clinical benefit ratings in mBC and eBC.
Tafinlar + Mekinist (USD 540 million, +2%, -2% cc) sales grew across most regions ex-US, driven by demand in BRAF+ adjuvant melanoma, NSCLC and tumor agnostic indications. Sales declined in the US due to competitive pressure.
Jakavi (USD 555 million, +14%, +8% cc) sales grew across regions and indications. Incyte retains all rights to ruxolitinib (Jakafi®) in the US.
Pluvicto (USD 605 million, +72%, +70% cc) showed strong demand growth in the US following the pre-taxane metastatic castration-resistant prostate cancer (mCRPC) approval in Q1 2025. Access ex-US continued to expand, with the pre-taxane setting approved in Japan and China in Q4 2025 and the post-taxane mCRPC setting now approved in 32 countries.
Promacta/Revolade (USD 226 million, -61%, -63% cc) sales declined due to generic entry in the US in Q2 2025 and ex-US in Q3 2025. US performance was also impacted by revenue deduction adjustments.
Scemblix (USD 391 million, +89%, +87% cc) sales grew across all regions, demonstrating the continued high unmet need for treatment options with high efficacy and tolerability for adult CML patients. Launch momentum in the early line setting continues, with 61 markets having secured early-line approvals, including approval in EU in Q4 2025.
Tasigna (USD 179 million, -56%, -58% cc) sales declined due to generic competition globally.
Lutathera (USD 203 million, +7%, +5% cc) sales grew mainly in the US, Europe and Japan due to increased demand and earlier-line adoption (within indication) in the US and Japan. Novartis is in patent litigation with manufacturers having FDA applications referencing Lutathera.
Fabhalta (USD 155 million, +172%, +167% cc) sales grew due to continued launch execution in PNH as well as renal indications IgAN and C3G.
Piqray/Vijoice (USD 81 million, -26%, -28% cc) sales declined, mainly in the US, driven by increased competition for Piqray.

Established BRANDS
	Q4 2025	Q4 2024	% change	% change	FY 2025	FY 2024	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Established brands
Sandostatin Group	291	306	-5	-7	1 213	1 279	-5	-5

Exforge Group	181	159	14	11	727	703	3	4

Lucentis	133	210	-37	-40	643	1 044	-38	-40

Diovan Group	157	140	12	9	604	590	2	2

Galvus Group	114	144	-21	-21	487	602	-19	-17

Kymriah	85	108	-21	-23	381	443	-14	-15

Contract manufacturing	404	323	25	17	1 419	1 152	23	19

Other	1 765	1 836	-4	-5	6 983	7 588	-8	-6

Total established brands	3 130	3 226	-3	-5	12 457	13 401	-7	-7

Sandostatin Group (USD 291 million, -5%, -7% cc) sales declined primarily due to erosion from generic competition.
Exforge Group (USD 181 million, +14%, +11% cc) sales grew mainly in China.
Lucentis (USD 133 million, -37%, -40% cc) sales declined mainly due to increased competition. Novartis only commercializes Lucentis in markets ex-US.
Diovan Group (USD 157 million, +12%, +9% cc) sales grew mainly in China.
Galvus Group (USD 114 million, -21%, -21% cc) sales declined mainly in Japan and other emerging markets due to continued competition.
Kymriah (USD 85 million, -21%, -23% cc) sales declined across most markets, mainly due to competitive pressure in DLBCL.

Cash Flow and Balance Sheet
Cash flow
Fourth quarter
Net cash flows from operating activities amounted to USD 2.3 billion, compared with USD 4.2 billion in the prior-year quarter. This decrease was mainly driven by higher net income, adjusted for non-cash items and other adjustments, being more than offset by unfavorable changes in working capital and higher payments out of provisions.
Net cash outflows used in investing activities amounted to USD 2.1 billion, compared with USD 3.0 billion in the prior-year quarter.
In the current-year quarter, net cash outflows used in investing activities were mainly driven by the acquisition of Tourmaline Bio, Inc. for USD 1.2 billion, net of USD 0.2 billion in cash acquired, applying the optional concentration test. In addition, cash outflows for purchases of property, plant and equipment amounted to USD 0.6 billion and purchases of intangible assets amounted to USD 0.4 billion.
In the prior-year quarter, net cash outflows used in investing activities were mainly driven by USD 1.7 billion for net investments in time deposits and marketable securities, USD 0.6 billion for purchases of intangible assets and USD 0.6 billion for purchases of property, plant and equipment. In addition, net cash outflows for acquisitions and divestments of businesses amounted to USD 0.3 billion, including the acquisition of Kate Therapeutics for USD 0.4 billion.
Net cash inflows from financing activities amounted to USD 1.7 billion, compared with USD 3.0 billion net cash outflows in the prior-year quarter.
In the current-year quarter, net cash inflows from financing activities were mainly driven by cash inflows of USD 6.0 billion, from the issuance of US dollar denominated bonds, with a notional amount of USD 6.0 billion. These inflows were partly offset by the repayment at maturity of a US dollar denominated bond with a notional amount of USD 1.75 billion and by net cash outflows related to treasury share transactions of USD 1.5 billion. In addition, changes in current financial debts resulted in net cash outflows of USD 0.8 billion.
In the prior-year quarter, net cash outflows used in financing activities were mainly driven by USD 2.8 billion for treasury share transactions and USD 0.2 billion cash outflows for purchased MorphoSys shares, in connection with the “squeeze-out” of the remaining minority shareholders.
Free cash flow amounted to USD 1.7 billion (-54%), compared with USD 3.6 billion in the prior-year quarter, driven by lower net cash flows from operating activities.
Full year
Net cash flows from operating activities amounted to USD 19.1 billion, compared with USD 17.6 billion in the prior year. This increase was mainly driven by higher net income, adjusted for non-cash items and other adjustments, partly offset by unfavorable changes in working capital, higher payments out of provisions and higher income taxes paid.
Net cash outflows used in investing activities amounted to USD 4.9 billion, compared with USD 7.5 billion in the prior year.
In the current year, net cash outflows used in investing activities were mainly driven by USD 2.8 billion for acquisitions applying the optional concentration test, net of USD 0.3 billion in cash acquired, including the acquisition of Anthos Therapeutics, Inc. for USD 0.8 billion, the acquisition of Regulus Therapeutics Inc. for USD 0.8 billion and the acquisition of Tourmaline Bio, Inc. for USD 1.2 billion. In addition, the cash outflows for purchases of intangible assets amounted to USD 2.4 billion and purchases of property, plant and equipment amounted to USD 1.5 billion. These cash outflows were partly offset by the net proceeds of USD 1.8 billion from marketable securities and time deposits, mainly due to the maturity of time deposits.
In the prior year, net cash outflows used in investing activities were mainly driven by USD 3.9 billion net cash outflows for acquisitions and divestments of businesses, including the acquisition of Kate Therapeutics for USD 0.4 billion, the acquisition of Mariana Oncology for USD 1.0 billion (USD 1.04 billion, net of cash acquired of USD 80 million) and the acquisition of MorphoSys for USD 2.3 billion (USD 2.5 billion, net of cash acquired of USD 0.2 billion). In addition, the cash outflows for purchases of intangible assets amounted to USD 2.4 billion, purchases of property, plant and equipment amounted to USD 1.4 billion, purchases of financial assets amounted to USD 0.2 billion and net investments in time deposits, marketable securities and commodities amounted to USD 0.7 billion. These cash outflows were partly offset by cash inflows of USD 1.0 billion from the sale of financial assets (including USD 0.7 billion proceeds from the sale of Sandoz Group AG shares by consolidated foundations) and by USD 0.2 billion from the sale of intangible assets and property, plant and equipment.
Net cash outflows used in financing activities amounted to USD 14.9 billion, compared with USD 11.7 billion in the prior year.
In the current year, net cash outflows used in financing activities were mainly driven by USD 9.2 billion for net treasury share transactions, USD 7.8 billion for the annual dividend payment and USD 3.35 billion for the repayment of three bonds at maturity, comprising two US dollar denominated bonds with notional amounts of USD 1.75 billion and USD 1.0 billion, respectively, and one Swiss franc denominated bond with a notional amount of CHF 0.5 billion, equivalent to USD 0.6 billion. These cash outflows were partly offset by cash inflows of USD 6.0 billion, from the issuance of US dollar denominated bonds with a notional amount of USD 6.0 billion.
In the prior year, net cash outflows used in financing activities were mainly driven by USD 8.3 billion for net treasury share transactions, USD 7.6 billion for the annual dividend payment, USD 2.15 billion for the repayment of a US dollar bond at maturity and USD 0.3 billion for the repayments of other current financial debts. Cash outflows for MorphoSys shares purchased outside the Offer amounted to USD 0.3 billion, which included a USD 0.2 billion payment to the former remaining minority shareholders in connection with the “squeeze-out.” These cash outflows were partly offset by cash inflows from the issuance of bonds totaling USD 6.1 billion (Swiss franc denominated bonds with a notional amount of CHF 2.2 billion, equivalent to USD 2.5 billion, and US dollar denominated bonds with a notional amount of USD 3.7 billion). The change in current financial debts resulted in net cash inflows of USD 1.0 billion.
Free cash flow amounted to USD 17.6 billion (+8%), compared with USD 16.3 billion in the prior year, driven by higher net cash flows from operating activities.

Balance sheet
Assets
Total non-current assets of USD 80.5 billion increased by USD 7.9 billion compared with December 31, 2024.
Intangible assets other than goodwill increased by USD 2.5 billion, mainly due to acquisitions applying the optional concentration test (Anthos Therapeutics, Inc., Regulus Therapeutics Inc., Tourmaline Bio, Inc. and a private clinical-stage biotech company), additions, and currency translation adjustments, partially offset by amortization and impairment charges.
Goodwill increased by USD 0.8 billion, due to currency translation adjustments.
Property, plant and equipment increased by USD 1.3 billion, mainly due to additions and currency translation adjustments, partially offset by depreciation.
Other non-current assets increased by USD 1.8 billion, mainly due to an increase in prepaid post-employment benefit plans. This increase was driven by an increase in the fair value of plan assets, a higher discount rate applied in calculating actuarial defined benefit obligations, and currency translation adjustments.
Deferred tax assets increased by USD 1.1 billion, mainly due to higher deferred tax assets on inventories.
Financial assets increased by USD 0.3 billion. Right-of-use assets and investments in associated companies were broadly in line with December 31, 2024.
Total current assets of USD 30.5 billion increased by USD 0.8 billion compared with December 31, 2024.
Cash and cash equivalents were broadly in line with December 2024, as cash inflows from operating activities of USD 19.1 billion, net proceeds from changes in financial debts of USD 2.7 billion and from marketable securities and time deposits of USD 1.8 billion, mainly due to the maturity of time deposits, were offset by cash outflows of USD 9.2 billion for net purchases of treasury shares, USD 7.8 billion for the annual dividend payment, USD 3.7 billion for net purchases of property, plant and equipment and intangible assets, USD 2.8 billion for the acquisitions applying the optional concentration test, as well as other net cash outflows from investing and financing activities, and currency effects of USD 0.1 billion.
Marketable securities, time deposits and derivative financial instruments decreased by USD 1.8 billion, mainly due to the maturity of time deposits.
Trade receivables increased by USD 1.5 billion, mainly due to the increase in net sales.
Inventories increased by USD 0.5 billion. and other current assets increased by USD 0.5 billion, mainly due to higher prepaid expenses and other receivables and other current assets. Income tax receivables were broadly in line with December 31, 2024.
Liabilities
Total non-current liabilities of USD 37.1 billion increased by USD 7.7 billion compared with December 31, 2024.
Non-current financial debts increased by USD 6.6 billion, mainly due to the issuance of US dollar denominated bonds with a notional amount of USD 6.0 billion and currency translation adjustments of USD 1.1 billion, partly offset by the reclassification of a EUR denominated bond with a notional amount of EUR 0.6 billion maturing in 2026 from non-current to current financial debts.
Deferred tax liabilities increased by USD 1.0 billion, mainly due to higher deferred tax liabilities on other assets, provisions, and accruals.
Provisions and other non-current liabilities, and non-current lease liabilities, were broadly in line with December 31, 2024.
Total current liabilities of USD 27.3 billion decreased by USD 1.4 billion compared with December 31, 2024.
Current financial debts and derivative financial instruments decreased by USD 2.6 billion, mainly due to the repayment at maturity of two US dollar denominated bonds with a notional amount of USD 2.8 billion and a Swiss franc denominated bond with a notional amount of CHF 0.5 billion. This was partially offset by the reclassification of a EUR denominated bond with a notional amount of EUR 0.6 billion maturing in 2026 from non-current to current financial debts.
Provisions and other current liabilities increased by USD 0.9 billion, mainly driven by the increase in provisions for deductions from revenue.
Current income tax liabilities increased by USD 0.4 billion. Trade payables and current lease liabilities were broadly in line with December 31, 2024.
Equity
The Company’s equity increased by USD 2.4 billion to USD 46.5 billion compared with December 31, 2024.
This increase was mainly driven by net income of USD 14.0 billion, a favorable impact from currency translation differences of USD 3.0 billion, actuarial gains from defined benefit plans of USD 1.2 billion, and a favorable impact from equity-based compensation plans of USD 1.2 billion. These were partially offset by annual dividends of USD 7.8 billion paid to Novartis AG shareholders and the purchase of treasury shares of USD 9.1 billion.
Net debt and debt/equity ratio
The Company’s liquidity amounted to USD 11.6 billion as at December 31, 2025, compared with USD 13.5 billion as at December 31, 2024. Total non-current and current financial debts, including derivatives, amounted to USD 33.5 billion as at December 31, 2025, compared with USD 29.6 billion as at December 31, 2024.
The debt/equity ratio increased to 0.72:1 as at December 31, 2025, compared with 0.67:1 as at December 31, 2024. The net debt increased to USD 21.9 billion as at December 31, 2025, compared with USD 16.1 billion as at December 31, 2024.

Innovation Review
Novartis continues to focus its R&D portfolio prioritizing high value medicines with transformative potential for patients. We now focus on ~100 projects in clinical development.
Selected Innovative Medicines approvals in Q4
Product	Active ingredient/ Descriptor	Indication	Region

Itvisma	OAV101	Spinal muscular atrophy (IT formulation)	US

Scemblix	asciminib	1L chronic myeloid leukemia	EU

Beovu	brolucizumab	Diabetic retinopathy	Japan

Selected Innovative Medicines projects awaiting regulatory decisions
Completed submissions

Product	Indication	US	EU	Japan	News update

Rhapsido (remibrutinib)	Chronic spontaneous urticaria	Approved	Q1 2025

OAV101	Spinal muscular atrophy (IT formulation)	Approved	Q2 2025	Q3 2025	– US approval

Pluvicto	Metastatic castration-resistant prostate cancer pre-taxane	Approved	Q3 2025	Approved

Leqvio	Hypercholesterolaemia, pediatrics	Q3 2025	Q3 2025

Rhapsido	CINDU symptomatic dermographism subtype	Q4 2025			– US submission

Pluvicto	Metastatic hormone sensitive prostate cancer	Q4 2025		Q4 2025	– US and Japan submissions

Selected Innovative Medicines pipeline projects
Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

225Ac-PSMA-617	post Lu metastatic castration-resistant prostate cancer	2028	3

	Metastatic castration-resistant prostate cancer 1L	≥2029	3

Aimovig	Migraine, pediatrics	2028	3

Cosentyx	Polymyalgia rheumatica	2026	3	– PhIII REPLENISH trial met primary endpoint

DAK539 (pelabresib)	Myelofibrosis	2026	3	– PhIII MANIFEST-2 trial 96-week results presented at ASH

DII235	CVRR-Lp(a)	≥2029	2

FUB523 (zigakibart)	IgA nephropathy	2027	3

GHZ339	Atopic dermatitis	≥2029	2

JSB462	Prostate cancer	≥2029	2

KAE609	Malaria, uncomplicated	≥2029	2

(cipargamin)	Malaria, severe	≥2029	2

Kesimpta	Multiple sclerosis new dosing regimen	2027	3

KLU156 (ganaplacide + lumefantrine)	Malaria, uncomplicated	2026	3	– PhIII KALUMA trial met primary endpoint

Leqvio	Secondary prevention of cardiovascular events in patients with elevated LDL-C	2027	3

	Primary prevention CVRR	≥2029	3

Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

LNP023	Myasthenia gravis	2027	3

(iptacopan)	IC-MPGN	≥2029	3

	Atypical haemolytic uraemic syndrome	≥2029	3

LOU064	Food allergy	≥2029	2

(remibrutinib)	Hidradenitis suppurativa	2028	3

	Multiple sclerosis	2027	3

	Multiple sclerosis, secondary progressive	≥2029	3

	Myasthenia gravis	2028	3

LTP001	Pulmonary arterial hypertension	≥2029	2

Lutathera	GEP-NETs	2028	3

177Lu-NeoB	Multiple solid tumors	≥2029	1

LXE408	Visceral leishmaniasis	≥2029	2

MAA868 (abelacimab)	Atrial fibrillation	2028	3	– Readout change to 2027, submission change to 2028

PAC001 (pacibekitug)	ASCVD	≥2029	2

Pluvicto	Oligometastatic prostate cancer	≥2029	3

QCZ484	Hypertension	≥2029	2

TQJ230 (pelacarsen)	Secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein(a)	2026	3	– Readout change to H2 2026, submission remains 2026

VAY736 (ianalumab)	Sjögren’s disease	2026	3	– PhIII NEPTUNUS-1 and -2 study data presented at ACR – In January, ianalumab was awarded FDA breakthrough designation in Sjögren’s disease

	Lupus nephritis	2028	3

	Systemic lupus erythematosus	2028	3

	Systemic sclerosis	2028	2

	1L immune thrombocytopenia	2027	3

	2L immune thrombocytopenia	2027	3	– PhIII VAYHIT2 data presented at ASH with simultaneous NEJM publication

	Warm autoimmune hemolytic anemia	2027	3

VHB937	Alzheimer's disease	≥2029	2

	Amyotrophic lateral sclerosis	≥2029	2

Vijoice	Lymphatic malformations	≥2029	3

YTB323	Severe refractory lupus nephritis / Systemic lupus erythematosus	2028	2

	Systemic sclerosis	≥2029	2

	Myositis	≥2029	2

	ANCA associated vasculitis	≥2029	2

	1L high-risk large B-cell lymphoma	≥2029	2	– PhII interim data presented at ASH

Condensed Consolidated Financial Statements

Consolidated income statements
Fourth quarter (unaudited)
(USD millions unless indicated otherwise)	Note	Q4 2025	Q4 2024

Net sales to third parties	9	13 336	13 153

Other revenues	9	524	405

Cost of goods sold		-3 611	-3 324

Gross profit		10 249	10 234

Selling, general and administration		-3 440	-3 501

Research and development		-3 163	-2 842

Other income		417	298

Other expense		-447	-659

Operating income		3 616	3 530

Loss from associated companies		-2	-3

Interest expense		-304	-275

Other financial income and expense		-92	33

Income before taxes		3 218	3 285

Income taxes		-814	-465

Net income		2 404	2 820

Attributable to:
Shareholders of Novartis AG		2 409	2 818

Non-controlling interests		-5	2

Weighted average number of shares outstanding – Basic (million)		1 913	1 987

Basic earnings per share (USD) [1]		1.26	1.42

Weighted average number of shares outstanding – Diluted (million)		1 929	2 004

Diluted earnings per share (USD) [1]		1.25	1.41

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.
The accompanying Notes form an integral part of the condensed consolidated financial statements

Consolidated income statements
Full year (audited)
(USD millions unless indicated otherwise)	Note	FY 2025	FY 2024

Net sales to third parties	9	54 532	50 317

Other revenues	9	2 142	1 405

Cost of goods sold		-13 699	-12 827

Gross profit		42 975	38 895

Selling, general and administration		-13 248	-12 566

Research and development		-11 200	-10 022

Other income		1 460	1 175

Other expense		-2 343	-2 938

Operating income		17 644	14 544

Loss from associated companies		-12	-38

Interest expense		-1 144	-1 006

Other financial income and expense		-136	140

Income before taxes		16 352	13 640

Income taxes		-2 385	-1 701

Net income		13 967	11 939

Attributable to:
Shareholders of Novartis AG		13 984	11 941

Non-controlling interests		-17	-2

Weighted average number of shares outstanding – Basic (million)		1 939	2 018

Basic earnings per share (USD) [1]		7.21	5.92

Weighted average number of shares outstanding – Diluted (million)		1 955	2 035

Diluted earnings per share (USD) [1]		7.15	5.87

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.
The accompanying Notes form an integral part of the condensed consolidated financial statements

Consolidated statements of comprehensive income
Fourth quarter (unaudited)
(USD millions)	Note	Q4 2025	Q4 2024

Net income		2 404	2 820

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Cash flow hedge, net of taxes		0	1

Net investment hedge, net of taxes	5	-1	105

Currency translation effects, net of taxes		173	-1 512

Total of items that are or may be recycled		172	-1 406

Items that will never be recycled into the consolidated income statement

Actuarial gains from defined benefit plans, net of taxes		388	1 904

Fair value adjustments on equity securities, net of taxes		35	-21

Total of items that will never be recycled		423	1 883

Total other comprehensive income		595	477

Total comprehensive income		2 999	3 297

Total comprehensive income for the period attributable to:
Shareholders of Novartis AG		3 002	3 299

Non-controlling interests		-3	-2

The accompanying Notes form an integral part of the condensed consolidated financial statements
Full year (audited)
(USD millions)	Note	FY 2025	FY 2024

Net income		13 967	11 939

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Cash flow hedge, net of taxes		2	-24

Net investment hedge, net of taxes	5	-232	91

Currency translation effects, net of taxes		3 026	-1 566

Total of items that are or may be recycled		2 796	-1 499

Items that will never be recycled into the consolidated income statement

Actuarial gains from defined benefit plans, net of taxes		1 155	2 024

Fair value adjustments on equity securities, net of taxes		39	64

Total of items that will never be recycled		1 194	2 088

Total other comprehensive income		3 990	589

Total comprehensive income		17 957	12 528

Total comprehensive income for the period attributable to:
Shareholders of Novartis AG		17 969	12 533

Non-controlling interests		-12	-5

The accompanying Notes form an integral part of the condensed consolidated financial statements

Consolidated balance sheets
(audited)
(USD millions)	Dec 31, 2025	Dec 31, 2024

Assets
Non-current assets
Property, plant and equipment	10 782	9 458

Right-of-use assets	1 570	1 415

Goodwill	25 567	24 756

Intangible assets other than goodwill	29 411	26 915

Investments in associated companies	98	119

Deferred tax assets	5 438	4 359

Financial assets	2 348	2 015

Other non-current assets	5 275	3 505

Total non-current assets	80 489	72 542

Current assets
Inventories	6 269	5 723

Trade receivables	8 937	7 423

Income tax receivables	205	133

Marketable securities, time deposits and derivative financial instruments	155	1 998

Cash and cash equivalents	11 435	11 459

Other current assets	3 459	2 968

Total current assets	30 460	29 704

Total assets	110 949	102 246

Equity and liabilities
Equity
Share capital	766	793

Treasury shares	-50	-53

Reserves	45 414	43 306

Equity attributable to Novartis AG shareholders	46 130	44 046

Non-controlling interests	419	80

Total equity	46 549	44 126

Liabilities
Non-current liabilities
Financial debts	27 935	21 366

Lease liabilities	1 657	1 568

Deferred tax liabilities	3 397	2 419

Provisions and other non-current liabilities	4 133	4 075

Total non-current liabilities	37 122	29 428

Current liabilities
Trade payables	4 456	4 572

Financial debts and derivative financial instruments	5 602	8 232

Lease liabilities	263	235

Current income tax liabilities	1 969	1 599

Provisions and other current liabilities	14 988	14 054

Total current liabilities	27 278	28 692

Total liabilities	64 400	58 120

Total equity and liabilities	110 949	102 246

The accompanying Notes form an integral part of the condensed consolidated financial statements

Consolidated statements of changes in equity
Fourth quarter (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis AG shareholders	Non- controlling interests	Total equity

Total equity at October 1, 2025		766	-44	43 510	98	44 330	422	44 752

Net income				2 409		2 409	-5	2 404

Other comprehensive income					593	593	2	595

Total comprehensive income				2 409	593	3 002	-3	2 999

Purchase of treasury shares			-6	-1 462		-1 468		-1 468

Equity-based compensation plans			0	316		316		316

Taxes on treasury share transactions				-79		-79		-79

Changes in non-controlling interests				1		1		1

Value adjustments related to financial assets sold and divestments				-3	3

Other movements	4.3			28		28		28

Total of other equity movements			-6	-1 199	3	-1 202		-1 202

Total equity at December 31, 2025		766	-50	44 720	694	46 130	419	46 549

The accompanying Notes form an integral part of the condensed consolidated financial statements

				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis AG shareholders	Non- controlling interests	Total equity

Total equity at October 1, 2024		793	-40	46 292	-3 728	43 317	124	43 441

Net income				2 818		2 818	2	2 820

Other comprehensive income					481	481	-4	477

Total comprehensive income				2 818	481	3 299	-2	3 297

Purchase of treasury shares			-14	-2 656		-2 670		-2 670

Equity-based compensation plans			1	244		245		245

Taxes on treasury share transactions				-41		-41		-41

Changes in non-controlling interests				-128		-128	-42	-170

Value adjustments related to financial assets sold and divestments				8	-8

Other movements	4.3			24		24		24

Total of other equity movements			-13	-2 549	-8	-2 570	-42	-2 612

Total equity at December 31, 2024		793	-53	46 561	-3 255	44 046	80	44 126

The accompanying Notes form an integral part of the condensed consolidated financial statements

Consolidated statements of changes in equity
Full year (audited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis AG shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2025		793	-53	46 561	-3 255	44 046	80	44 126

Net income				13 984		13 984	– 17	13 967

Other comprehensive income					3 985	3 985	5	3 990

Total comprehensive income				13 984	3 985	17 969	-12	17 957

Dividends	4.1			-7 818		-7 818		-7 818

Purchase of treasury shares			-46	-9 076		-9 122		-9 122

Reduction of share capital		-27	42	-15

Equity-based compensation plans			7	1 150		1 157		1 157

Taxes on treasury share transactions				-113		-113		-113

Changes in non-controlling interests				-89		-89	351	262

Value adjustments related to financial assets sold and divestments				36	-36

Other movements	4.3			100		100		100

Total of other equity movements		-27	3	-15 825	-36	-15 885	351	-15 534

Total equity at December 31, 2025		766	-50	44 720	694	46 130	419	46 549

The accompanying Notes form an integral part of the condensed consolidated financial statements
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis AG shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2024		825	-41	49 649	-3 766	46 667	83	46 750

Net income				11 941		11 941	-2	11 939

Other comprehensive income					592	592	-3	589

Total comprehensive income				11 941	592	12 533	-5	12 528

Dividends	4.1			-7 624		-7 624		-7 624

Purchase of treasury shares			-44	-8 406		-8 450		-8 450

Reduction of share capital		-32	26	6

Equity-based compensation plans			6	1 054		1 060		1 060

Taxes on treasury share transactions				-68		-68		-68

Changes in non-controlling interests				-226		-226	2	-224

Value adjustments related to financial assets sold and divestments				81	-81

Other movements	4.3			154		154		154

Total of other equity movements		-32	-12	-15 029	-81	-15 154	2	-15 152

Total equity at December 31, 2024		793	-53	46 561	-3 255	44 046	80	44 126

The accompanying Notes form an integral part of the condensed consolidated financial statements

Consolidated statements of cash flows
Fourth quarter (unaudited)
(USD millions)	Note	Q4 2025	Q4 2024

Net income		2 404	2 820

Adjustments to reconcile net income to net cash flows from operating activities
Reversal of non-cash items and other adjustments	6.1	3 302	2 709

Interest received		88	142

Interest paid		-211	-214

Change in other financial receipts		-50

Change in other financial payments		-6	-85

Income taxes paid		-981	-924

Net cash flows from operating activities before working capital and provision changes		4 546	4 448

Payments out of provisions and other net cash movements in non-current liabilities		-695	-260

Changes in working capital and other operating cash flow items	6.2	-1 587	5

Net cash flows from operating activities		2 264	4 193

Purchases of property, plant and equipment		-609	-558

Proceeds from sale of property, plant and equipment		1	47

Purchases of intangible assets		-408	-573

Proceeds from sale of intangible assets		112	37

Purchases of financial assets		-53	-48

Proceeds from sale of financial assets		24	21

Acquisitions of businesses	6.3	-21	-426

Acquisitions applying the optional concentration test	6.4	-1 138

Divestments of businesses, net	6.5	-9	164

Investments in time deposits and marketable securities		-37	-2 257

Proceeds from time deposits and from sale of marketable securities		48	560

Other investing cash flows, net		-14	0

Net cash flows used in investing activities		-2 104	-3 033

Purchases of treasury shares		-1 480	-2 762

Proceeds from exercised options and other treasury share transactions, net		4

Proceeds from non-current financial debts		5 963

Repayments of the current portion of non-current financial debts		-1 770	-10

Change in current financial debts		-837	-24

Payments of lease liabilities		-73	-72

Payments from changes in ownership interests in consolidated subsidiaries		-91	-156

Other financing cash flows, net		-33	28

Net cash flows from/(used in) financing activities		1 683	-2 996

Net change in cash and cash equivalents before effect of exchange rate changes		1 843	-1 836

Effect of exchange rate changes on cash and cash equivalents		36	-314

Net change in cash and cash equivalents		1 879	-2 150

Cash and cash equivalents at October 1		9 556	13 609

Cash and cash equivalents at December 31		11 435	11 459

The accompanying Notes form an integral part of the condensed consolidated financial statements

Consolidated statements of cash flows
Full year (audited)
(USD millions)	Note	FY 2025	FY 2024

Net income		13 967	11 939

Adjustments to reconcile net income to net cash flows from operating activities
Reversal of non-cash items and other adjustments	6.1	11 229	10 232

Dividends received from associated companies and others		1	1

Interest received		310	489

Interest paid		-981	-855

Other financial receipts		266

Other financial payments		-26	-116

Income taxes paid		-2 562	-2 258

Net cash flows from operating activities before working capital and provision changes		22 204	19 432

Payments out of provisions and other net cash movements in non-current liabilities		-1 483	-1 107

Changes in working capital and other operating cash flow items	6.2	-1 577	-706

Net cash flows from operating activities		19 144	17 619

Purchases of property, plant and equipment		-1 548	-1 366

Proceeds from sale of property, plant and equipment		13	86

Purchases of intangible assets		-2 352	-2 448

Proceeds from sale of intangible assets		164	80

Purchases of financial assets		-116	-193

Proceeds from sale of financial assets		209	957

Acquisitions of businesses	6.3	-147	-4 018

Acquisitions applying the optional concentration test	6.4	-2 769

Divestments of businesses, net	6.5	-88	107

Investments in time deposits and marketable securities		-187	-3 455

Proceeds from time deposits and from sale of marketable securities and commodities		1 968	2 744

Other investing cash flows, net		-24	-7

Net cash flows used in investing activities		-4 877	-7 513

Dividends paid to shareholders of Novartis AG	4.1	-7 818	-7 624

Purchases of treasury shares		-9 212	-8 331

Proceeds from exercised options and other treasury share transactions, net		27	30

Proceeds from non-current financial debts		6 098	6 143

Repayments of the current portion of non-current financial debts		-3 392	-2 160

Change in current financial debts		5	958

Repayments of other current financial debts			-289

Payments of lease liabilities		-281	-262

Payments from changes in ownership interests in consolidated subsidiaries		-91	-293

Other financing cash flows, net		-203	86

Net cash flows used in financing activities		-14 867	-11 742

Net change in cash and cash equivalents before effect of exchange rate changes		-600	-1 636

Effect of exchange rate changes on cash and cash equivalents		576	-298

Net change in cash and cash equivalents		-24	-1 934

Cash and cash equivalents at January 1		11 459	13 393

Cash and cash equivalents at December 31		11 435	11 459

The accompanying Notes form an integral part of the condensed consolidated financial statements

Notes to the Condensed Consolidated Financial Statements for the three month interim period (unaudited) and year ended December 31, 2025 (audited)

1. Basis of preparation
The consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards (IFRS®) Accounting Standards as issued by the International Accounting Standards Board. They are prepared in accordance with the historical cost convention, except for items that are required to be accounted for at fair value.
These Condensed Consolidated Financial Statements for the three month interim period and year ended December 31, 2025, were prepared in accordance with International Accounting Standards (IAS®) Standards 34 Interim Financial Reporting and accounting policies set out in the 2025 Annual Report published on February 4, 2026.
2. Accounting policies
The Company’s accounting policies are set out in Note 1 to the Consolidated Financial Statements in the 2025 Annual Report and conform with IFRS Accounting Standards as issued by the International Accounting Standards Board.
The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period, which affect the reported amounts of revenues, expenses, assets, liabilities, and contingent amounts.
Estimates are based on historical experience and other assumptions that are considered reasonable under the given circumstances and are regularly monitored. Actual outcomes and results could differ from those estimates and assumptions. Revisions to estimates are recognized in the period in which the estimate is revised.
As disclosed in the 2025 Annual Report, goodwill, and the intangible assets not yet available for use (in-process research and development (IPR&D)) are evaluated for impairment annually, or when facts and circumstances warrant. The intangible assets available for use (currently marketed products and other intangible assets) are evaluated for potential impairment whenever facts and circumstances indicate that their carrying value may not be recoverable. The amount of goodwill and intangible assets other than goodwill on the Company’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Company’s results of operations and financial condition.
The Company’s activities are not subject to significant seasonal fluctuations.
Status of adoption of significant new or amended IFRS standards or interpretations
No new IFRS Accounting Standards were adopted by the Company in 2025. There were no new IFRS Accounting Standards amendments or interpretations that became effective in 2025 that had a material impact on the Company’s consolidated financial statements.
In 2024, the following new IFRS Accounting Standard, which is not yet effective, was issued by the International Accounting Standards Board:
IFRS 18 Presentation and Disclosure in Financial Statements
IFRS 18 Presentation and Disclosure in Financial Statements was issued by the International Accounting Standards Board in April 2024. IFRS 18 will become effective on January 1, 2027, and is required to be applied retrospectively to comparative periods presented, with early adoption permitted. Upon adoption, IFRS 18 replaces International Accounting Standards (IAS®) Standards 1 – Presentation of Financial Statements.
IFRS 18 sets out new requirements focused on improving financial reporting by:
• requiring additional defined structure to the statement of profit or loss (i.e. consolidated statement of income), to reduce diversity in the reporting, by requiring five categories (operating, investing, financing, income taxes and discontinued operations) and defined subtotals and totals (operating income, income before financing, income taxes and net income),

• requiring disclosures in the notes to the financial statements about management-defined performance measures (i.e. non-IFRS measures), and
• adding new principles for aggregation and disaggregation of information in the primary financial statements and notes.
IFRS 18 will not affect the recognition or measurement of items in the financial statements, but it might change what an entity reports as its “operating profit or loss”, due to the classification of certain income and expense items between the five categories of the consolidated income statement. It might also change what an entity reports as operating activities, investing activities and financing activities within the statement of cash flows, due to the change in classification of certain cash flow items between these three categories of the cash flows statement.
The Company’s preliminary assessment of IFRS 18 impacts indicates that certain income and expense amounts are expected to be reclassified within the consolidated income statement. For example, portions of foreign currency results and monetary losses from hyperinflation accounting will move from non-operating to operating income and expense. These expected presentation changes will not affect reported net income. The consolidated statement of cash flows presentation will change. It will start with operating income instead of net income, and certain cash flows are expected to be reclassified among the operating, investing, and financing activities categories. For example, dividends received and interest received are expected to be reclassified from operating activities to investing activities, while interest paid is expected to be reclassified from operating activities to financing activities. These presentation changes will not affect the net change in cash and cash equivalents reported for the period.
Novartis is currently finalizing its assessment of the impact of adopting IFRS 18, which will be effective January 1, 2027.
Based on the Company’s assessment, there were no other IFRS Accounting Standards, amendments or interpretations not yet effective in 2025 that would have been expected to have a material impact on the Company’s consolidated financial statements.
3. Significant acquisitions of businesses
The following are the signiﬁcant acquisitions of businesses where the Company applied the business combination acquisition method of accounting.
2025
In 2025, there were no acquisitions of businesses where the Company applied the business combination acquisition method of accounting.
2024
Acquisition of Kate Therapeutics Inc.
On October 31, 2024, Novartis acquired Kate Therapeutics Inc. (Kate Therapeutics), a US based, preclinical-stage biotechnology company focused on developing adeno-associated viruses (AAV) based gene therapies to treat genetically defined muscle and heart diseases.
The purchase price consisted of a cash payment of USD 427 million (including purchase price adjustments of USD 2 million) and potential additional milestones of up to USD 700 million, which Kate Therapeutics shareholders are eligible to receive upon the achievement of specified development milestones.
The fair value of the total purchase consideration was USD 518 million, consisting of a cash payment of USD 427 million and the fair value of contingent consideration of USD 91 million. The purchase price allocation resulted in net identifiable assets of USD 234 million, consisting primarily of IPR&D intangible assets of USD 135 million, other intangible assets (scientific infrastructure) of USD 135 million, cash and cash equivalents of USD 6 million, net deferred tax liabilities of USD 41 million and other net liabilities of USD 1 million. Goodwill amounted to USD 284 million.
The 2024 results of operations from the date of acquisition were not material.
Acquisition of Mariana Oncology Inc.
On May 3, 2024, Novartis acquired Mariana Oncology Inc. (Mariana Oncology), a US based, preclinical-stage biotechnology company focused on developing novel radioligand therapies (RLTs) with a portfolio of RLT programs across a range of solid tumor indications.
The purchase price consisted of a cash payment of USD 1.04 billion and potential additional milestones of up to USD 750 million, which Mariana Oncology shareholders are eligible to receive upon the achievement of speciﬁed milestones.
The fair value of the total purchase consideration was USD 1.28 billion, consisting of a cash payment of USD 1.04 billion and the fair value of contingent consideration of USD 239 million. The purchase price allocation resulted in net identiﬁable assets of USD 754 million, consisting primarily of IPR&D intangible assets of USD 344 million, other intangible assets (scientific infrastructure) of USD 473 million, cash and cash equivalents of USD 80 million, net deferred tax liabilities of USD 133 million and other net liabilities of USD 10 million. Goodwill amounted to USD 528 million.
The 2024 results of operations from the date of acquisition were not material.
Acquisition of MorphoSys AG
On February 5, 2024, Novartis entered into an agreement to acquire MorphoSys AG (MorphoSys), a Germany-based, global biopharmaceutical company developing innovative medicines in oncology. The acquisition of MorphoSys added to our oncology pipeline pelabresib, a late-stage BET inhibitor for myelofibrosis and tulmimetostat, an early-stage investigational dual inhibitor of EZH2 and EZH1 for solid tumors or lymphomasis.
On April 11, 2024, Novartis, through a subsidiary, commenced a voluntary public takeover offer (the “Offer”) to acquire all outstanding shares of MorphoSys for EUR 68 per share, representing a total consideration of approximately EUR 2.6 billion in cash on a fully diluted basis. The settlement of the Offer was conditional on a minimum acceptance threshold of 65% of the MorphoSys outstanding shares.
Novartis purchased during the Offer acceptance period MorphoSys shares on the market for a total amount of EUR 0.3 billion (USD 0.3 billion). The closing conditions of the Offer, including the minimum acceptance threshold of 65%, were fulfilled by the end of the Offer acceptance period, and the acquisition of MorphoSys closed on May 23, 2024, with the settlement payment amounting to EUR 1.7 billion (USD 1.9 billion) to the MorphoSys shareholders for their tendered shares. Subsequent to May 23, 2024, Novartis acquired additional MorphoSys outstanding shares through the German statutory two-week extension period of the Offer (ending on May 30, 2024) for EUR 0.3 billion (USD 0.3 billion). As a result, as at May 30, 2024, Novartis held 89.7% of the total outstanding share capital of MorphoSys. Total cash paid for the MorphoSys shares purchased by Novartis through to the end of the statutory two-week extension period of the Offer amounted to EUR 2.3 billion (USD 2.5 billion). Non-controlling interests represented 10.3% of the MorphoSys outstanding shares amounting to USD 0.1 billion and were recognized in equity.
In June 2024, outside the Offer Novartis purchased an additional 1.7% of MorphoSys shares for EUR 44 million (USD 47 million). As a result, at June 30, 2024, Novartis held approximately 91.4% of outstanding MorphoSys shares.
On July 4, 2024, Novartis filed a public purchase offer to delist the MorphoSys shares admitted to trading on regulated markets and acquire all MorphoSys AG shares and American Depository Shares (ADS) not held directly by Novartis. In August 2024, the delisting of the MorphoSys shares admitted to trading on regulated markets was completed, and Novartis purchased an additional 3.2% of MorphoSys shares for EUR 83 million (USD 90 million). As a result, at September 30, 2024, Novartis held approximately 94.5% of outstanding MorphoSys shares.
On October 15, 2024, the “squeeze-out” of the remaining minority shareholders of MorphoSys was completed by way of a merger into a wholly-owned Novartis entity. As a result, Novartis held 100% of the outstanding shares of MorphoSys and non-controlling interests in equity were reduced to nil. On October 21, 2024, Novartis paid EUR 144 million (USD 156 million) to the former remaining minority shareholders in connection with the “squeeze-out.”
The fair value of the total purchase consideration for the 89.7% stake held on May 30, 2024, was USD 2.5 billion (including cash acquired). The purchase price allocation resulted in net identifiable assets of USD 0.7 billion, consisting primarily of intangible assets other than goodwill of USD 1.1 billion, comprising IPR&D intangible assets of USD 0.6 billion and other intangible assets (customer out-licensing contracts) of USD 0.5 billion, financial investments and other receivables of USD 0.2 billion, marketable securities of USD 0.4 billion, cash and cash equivalents of USD 0.2 billion, financial debts to third parties of USD 0.9 billion, net deferred tax liabilities of USD 0.1 billion and other net liabilities of USD 0.2 billion. Non-controlling interests amounted to USD 0.1 billion, which were recognized at the non-controlling interests’ proportionate share of MorphoSys identifiable net assets. Goodwill as at the acquisition date amounted to USD 1.9 billion.
The 2024 results of operations from the date of acquisition were not material.
Following the completion of management’s analysis of the third-party integrated safety report related to certain clinical trial data readouts, that became available prior to closing the MorphoSys acquisition, the necessity to perform an interim impairment test of the goodwill attributable to the MorphoSys business acquired at the provisional level of the grouping of CGUs of the MorphoSys business was triggered. This impairment test required the use of valuation techniques to estimate the fair value less cost of disposal of the MorphoSys business. These valuations required the use of management assumptions and estimates related to the MorphoSys business’ future cash flows and assumptions on, among others, discount rate (8.5%) and terminal growth/decline rates (-15.0%). These fair value measurements are classified as “Level 3” in the fair value hierarchy. The section “—Goodwill and intangible assets other than goodwill” in Note 1 to the Consolidated Financial Statements in the Annual Report 2024 provides additional information on key assumptions that are highly sensitive in the estimation of fair values using valuation techniques. The interim impairment test indicated an impairment of the goodwill attributable to the MorphoSys business in the amount of USD 0.9 billion, which was recognized as “Other expense” in the consolidated income statement. As at December 31, 2024, the remaining carrying value of the goodwill attributable to the MorphoSys business amounting to USD 1.0 billion was allocated to the grouping of CGUs at the level of the operating segment of the Company, which is the level where the future synergies will be realized.

Fair value of assets and liabilities acquired through business combinations
In 2025, there were no business combinations. The following table presents the fair value of the assets and liabilities acquired through business combinations and the total purchase consideration for the year ended December 31, 2024:
(USD millions)	Dec 31, 2024

Property, plant and equipment	20

Right-of-use assets	47

In-process research and development	1 424

Other intangible assets	1 156

Deferred tax assets	465

Non-current financial and other assets	31

Financial and other current assets	613

Cash and cash equivalents	242

Deferred tax liabilities	-799

Current and non-current financial debts	-852

Current and non-current lease liabilities	-47

Trade payables and other liabilities	-297

Net identifiable assets acquired	2 003

Non-controlling interests	-75

Goodwill	2 701

Total purchase consideration for business combinations	4 629

The significant business combinations in 2024 were Kate Therapeutics, Mariana Oncology and MorphoSys. The goodwill arising out of 2024 business combinations is not tax deductible and is attributable to synergies, including the cost synergies from pre-acquisition in-licensed IP from MorphoSys, accounting for deferred tax liabilities on acquired assets, and the assembled workforce. In the second half of 2024, an impairment of goodwill was recognized related to the MorphoSys business acquisition of USD 0.9 billion. See Acquisition of MorphoSys AG section of this Note 3 for additional information.
The following are the significant acquisitions where Novartis elected to apply the optional concentration test, resulting in the transaction being accounted for as assets separately acquired rather than as a business combination within the meaning of IFRS Accounting Standards.
2025
Acquisition of Tourmaline Bio, Inc.
On September 8, 2025, Novartis entered into an agreement and plan of merger to acquire Tourmaline Bio, Inc. (“Tourmaline”), a US-based, publicly traded clinical-stage biopharmaceutical company focused on developing a treatment option for atherosclerotic cardiovascular disease.
Pursuant to the Merger Agreement, on September 29, 2025, Novartis, through an indirect, wholly owned subsidiary, commenced a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock of Tourmaline in exchange for USD 48.00 in cash per share. The tender offer expired at one minute past 11:59 p.m., New York City time on October 27, 2025 with a payment on October 28, 2025 in the amount of USD 1.4 billion for the tendered outstanding shares to the Tourmaline shareholders. On October 28, 2025, the acquiring subsidiary merged with and into Tourmaline, resulting in Tourmaline becoming an indirect wholly owned subsidiary of Novartis, and Tourmaline shares admitted to trading on NASDAQ were delisted.
The cash purchase price consisted of cash consideration of USD 1.4 billion. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets acquired was concentrated in an identifiable IPR&D intangible asset.
The cash purchase price was allocated to an IPR&D intangible asset of USD 1.2 billion, and other net assets including cash and cash equivalents of USD 0.2 billion.
Option agreement to acquire a private clinical-stage biotech company
On September 16, 2025, Novartis entered into an agreement granting it an option to acquire all outstanding shares of a private clinical-stage biotech company (the “Biotech company”). The option is subject to pre-defined terms and is exercisable at Novartis sole discretion. Management concluded that the terms of the option agreement conferred substantive control over the Biotech company, in accordance with the principles of IFRS Accounting Standards. Consequently, the Biotech company was consolidated into Novartis consolidated financial statements effective from September 2025.
If Novartis decides to exercise the option to acquire, it would make a payment to the Biotech company’s shareholders, with potential additional payments, which they are eligible to receive upon achievement of specified milestones. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets at the consolidation date was concentrated in an identifiable IPR&D intangible asset.
The purchase price as at the option agreement date was USD 0.4 billion. The amount was allocated to the net assets at the consolidation date, including USD 0.4 billion IPR&D intangible assets and USD 18 million in cash and cash equivalents. A non-controlling interest of USD 0.4 billion was recognized in equity. Subsequent milestone-related payments will be recognized as additions to the intangible asset when the specified milestones are achieved.
Acquisition of Regulus Therapeutics Inc.
On April 29, 2025, Novartis entered into an agreement and plan of merger to acquire Regulus Therapeutics Inc. (“Regulus”), a US-based, publicly traded clinical-stage biopharmaceutical company focused on developing microRNA therapeutics. Regulus lead development phase asset, farabursen, is a potential ﬁrst-in-class, next-generation oligonucleotide targeting miR-17 for the treatment of autosomal dominant polycystic kidney disease (ADPKD).

Pursuant to the merger agreement, on May 27, 2025, Novartis, through an indirect, wholly owned subsidiary, commenced a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock of Regulus in exchange for (i) USD 7.00 in cash per Share, plus (ii) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of USD 7.00 in cash, upon the achievement of a speciﬁed regulatory milestone. The tender offer expired at one minute past 11:59 p.m., New York City time on June 24, 2025 with a payment of USD 0.7 billion for the outstanding shares to the Regulus shareholders for their tendered shares and the issuance of 1 CVR per share. Additionally, the liability related to the Regulus employee share plans amounted to USD 0.1 billion and was paid on July 11, 2025, with the issuance of 1 CVR per share. On June 25, 2025, the acquiring subsidiary merged with and into Regulus, resulting in Regulus becoming an indirect wholly owned subsidiary of Novartis, and Regulus shares admitted to trading on NASDAQ were delisted.
The purchase price consisted of cash consideration of USD 0.8 billion and CVRs of up to USD 0.9 billion, which Regulus shareholders are eligible to receive upon the achievement of a specified regulatory milestone. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets acquired was concentrated in an identifiable IPR&D intangible asset.
The cash purchase price was allocated to an IPR&D intangible asset of USD 0.8 billion, and other net assets including cash and cash equivalents of USD 23 million. Subsequent payments for the potential CVRs upon achievement of the speciﬁed regulatory milestone will be recognized as additions to the intangible asset if the speciﬁed regulatory milestone is achieved.
Acquisition of Anthos Therapeutics, Inc.
On February 10, 2025, Novartis entered into an agreement and plan of merger to acquire all of the outstanding shares of common stock of Anthos Therapeutics, Inc. (“Anthos”), a US-based, clinical stage biopharmaceutical company with abelacimab, a late-stage medicine in development for the prevention of stroke and systematic embolism in patients with atrial fibrillation. The transaction closed on April 3, 2025.
The purchase price consisted of cash consideration of USD 0.9 billion and potential additional milestones of up to USD 2.1 billion, which Anthos shareholders are eligible to receive upon the achievement of specified milestones. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets acquired was concentrated in an identifiable IPR&D intangible asset.
The cash purchase price was allocated to an IPR&D intangible asset of USD 0.9 billion, and other net assets including cash and cash equivalents of USD 47 million. Subsequent payments for the potential additional milestones will be recognized as additions to the intangible asset when the specified milestones have been achieved.
2024
There were no acquisitions in 2024 where the Company elected to apply the optional concentration test to account for the acquisitions as assets separately acquired.
Identifiable net assets acquired through acquisitions applying the optional concentration test
In 2025, the following table presents the identifiable net assets acquired through acquisitions applying the optional concentration test:
(USD millions)	Dec 31, 2025

Property, plant and equipment	4

Right-of-use assets	8

In-process research and development	3 157

Deferred tax assets [1]	180

Non-current financial and other assets	21

Other current assets	46

Cash and cash equivalents	320

Current and non-current lease liabilities	-8

Trade payables and other liabilities	-151

Identifiable net assets acquired through acquisitions applying the optional concentration test	3 577

[1] Deferred tax assets are attributable to tax loss and tax credit carryforwards.
For significant pending transactions, see Note 10. Other interim disclosures — Commitments — Other commitments.

4. Summary of equity attributable to Novartis AG shareholders
		Number of outstanding shares (in millions)		Equity attributable to Novartis AG shareholders

	Note	2025	2024	FY 2025 USD millions	FY 2024 USD millions

Balance at beginning of year		1 975.1	2 044.0	44 046	46 667

Shares acquired to be canceled		-77.6	-77.5	-8 947	-8 316

Other share purchases		-1.7	-1.2	-175	-134

Equity-based compensation plans and employee transactions		12.3	9.7	1 157	1 060

Taxes on treasury share transactions				-113	-68

Dividends	4.1			-7 818	-7 624

Net income of the period attributable to shareholders of Novartis AG				13 984	11 941

Other comprehensive income attributable to shareholders of Novartis AG				3 985	592

Changes in non-controlling interests				-89	-226

Other movements	4.3	0.1	0.1	100	154

Balance at December 31		1 908.2	1 975.1	46 130	44 046

4.1. The annual gross dividend to shareholders of Novartis AG amounted to USD 7.8 billion (2024: USD 7.6 billion).
4.2. In July 2023, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 15.0 billion share buyback. In June 2024, Novartis amended the arrangement to include the repurchase of an additional 8.7 million Novartis shares on the second trading line to mitigate the impact of share deliveries under the equity-based compensation plans for employees. These additional repurchases of 8.7 million shares concluded in October 2024. In June 2025, Novartis amended the arrangement to include the repurchase of an additional 10.7 million Novartis shares on the second trading line to mitigate the impact of share deliveries under the equity-based compensation plans for employees. These additional repurchases of 10.7 million shares concluded in August 2025.
The repurchases under the USD 15.0 billion share buyback that commenced in July 2023 concluded in July 2025. In July 2025, Novartis amended and restated the arrangement to repurchase Novartis shares on the second trading line under its new up-to USD 10.0 billion share buyback.
Novartis is able to cancel this amended and restated arrangement at any time but may be subject to a 90-day waiting period. As of December 31, 2025 and 2024, these waiting period conditions were not applicable and as a result, there was no requirement to record a liability under this arrangement as of December 31, 2025 and 2024.
4.3. Other movements include, for subsidiaries in hyperinflationary economies, the impact of the application of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies.”

5. Financial instruments
The following table illustrates the three hierarchical levels for valuing financial instruments at fair value as of December 31, 2025, and December 31, 2024. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2025 Annual Report, published on February 4, 2026.
	Level 1		Level 2		Level 3		Total

(USD millions)	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024

Financial assets
Cash and cash equivalents
Debt securities		50						50

Total cash and cash equivalents at fair value		50						50

Marketable securities
Derivative financial instruments			57	106			57	106

Total marketable securities and derivative financial instruments at fair value			57	106			57	106

Current contingent consideration receivables					101	120	101	120

Current equity securities	15	24			12	18	27	42

Long-term financial investments
Debt and equity securities	255	193	7	7	529	599	791	799

Fund investments	19	15			183	195	202	210

Non-current contingent consideration receivables					758	671	758	671

Total long-term financial investments at fair value	274	208	7	7	1 470	1 465	1 751	1 680

Associated companies at fair value through profit or loss					88	109	88	109

Financial liabilities
Current contingent consideration liabilities					-215	-281	-215	-281

Derivative financial instruments			-81	-143			-81	-143

Total current financial liabilities at fair value			-81	-143	-215	-281	-296	-424

Non-current contingent consideration liabilities					-452	-527	-452	-527

In 2025, there was one transfer of equity securities from Level 3 to Level 1 for USD 3 million due to Initial Public Offering of the invested company.
The carrying amount of financial assets included in the line total long-term financial investments at fair value of USD 1.8 billion at December 31, 2025 (USD 1.7 billion at December 31, 2024) is included in the line “Financial assets” of the consolidated balance sheets. The carrying amount of current contingent consideration liabilities of USD 0.2 billion at December 31, 2025 (USD 0.3 billion at December 31, 2024) is included in the line “Provisions and other current liabilities” of the consolidated balance sheets. The carrying amount of non-current contingent consideration liabilities of USD 0.5 billion at December 31, 2025 (USD 0.5 billion at December 31, 2024) is included in the line “Provisions and other non-current liabilities” of the consolidated balance sheets.
The fair value of straight bonds and floating rate bonds amounted to USD 26.6 billion at December 31, 2025 (USD 22.5 billion at December 31, 2024) compared with the carrying amount of USD 27.9 billion at December 31, 2025 (USD 24.1 billion at December 31, 2024). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value.
In the second quarter 2025, the Company has designated a certain portion of its long-term EUR denominated straight bonds, maturing in 2030 and 2038, as hedges of the translation risk arising on certain net investments in foreign operations with euro functional currency. This is in addition to the certain portion of its long-term EUR denominated straight bonds maturing in 2028 that was designated as a hedge instrument as at December 31, 2024. As of December 31, 2025, long-term financial debts with a total carrying amount of EUR 3.3 billion (USD 3.9 billion) (December 31, 2024: EUR 1.8 billion (USD 1.9 billion)), have been designated as a hedge instrument. In 2025, USD 232 million, net of taxes of unrealized losses (Q4 2025: USD 1 million of unrealized losses; 2024: USD 91 million; Q4 2024: USD 105 million of unrealized gains) was recognized in other comprehensive income and accumulated in currency translation effects in relation with these net investment hedges. The hedges remained effective since inception, and no amount was recognized in the consolidated income statement in 2025 and 2024.
The Company’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

6. Details to the consolidated statements of cash flows
6.1. Non-cash items and other adjustments
The following tables show the reversal of non-cash items and other adjustments in the consolidated statements of cash flows.
(USD millions)	Q4 2025	Q4 2024

Depreciation, amortization and impairments on:
Property, plant and equipment	267	263

Right-of-use assets	74	65

Intangible assets	1 210	1 300

Financial assets [1]	-15	32

Change in provisions and other non-current liabilities	193	165

Losses/(gains) on disposal on property, plant and equipment; intangible assets; other non-current assets; and other adjustments on financial assets and other non-current assets, net	80	-53

Equity-settled compensation plans	299	272

Loss from associated companies	2	3

Income taxes	814	465

Net financial expense	396	242

Other	-18	-45

Total	3 302	2 709

[1] Includes fair value changes
(USD millions)	FY 2025	FY 2024

Depreciation, amortization and impairments on:
Property, plant and equipment	975	932

Right-of-use assets	276	256

Intangible assets	4 074	4 881

Financial assets [1]	-50	45

Change in provisions and other non-current liabilities	1 083	696

Losses/(gains) on disposal on property, plant and equipment; intangible assets; other non-current assets; and other adjustments on financial assets and other non-current assets, net	116	-74

Equity-settled compensation plans	1 096	1 044

Loss from associated companies	12	38

Income taxes	2 385	1 701

Net financial expense	1 280	866

Other	-18	-153

Total	11 229	10 232

[1] Includes fair value changes
6.2. Cash flows from changes in working capital and other operating cash flow items included in the net cash flows from operating activities
(USD millions)	Q4 2025	Q4 2024	FY 2025	FY 2024

Decrease /(increase) in inventories	151	-169	34	-225

(Increase)/decrease in trade receivables	-94	162	-1 124	-931

Increase/(decrease) in trade payables	102	555	-273	-105

Change in other current and non-current assets	-601	-73	-461	-502

Change in other current liabilities	-1 145	-470	247	1 057

Total	-1 587	5	-1 577	-706

6.3. Cash flows related to acquisitions of businesses
The following table is a summary of the cash flow impact of acquisitions of businesses:
(USD millions)	Q4 2025	Q4 2024	FY 2025	FY 2024

Total purchase consideration for business combinations		-518		-4 629

Acquired cash and cash equivalents		6		242

Contingent consideration payables, net	-21	91	-147	377

Payments, deferred considerations and other adjustments, net		-5		-8

Acquisitions of businesses [1]	-21	-426	-147	-4 018

[1] 2024 included the payments for purchases of MorphoSys shares by Novartis during the Offer period totaling EUR 0.3 billion (USD 0.3 billion), see Note 3 for further information (Q4 2024: nil). Also included in 2024 is a payment of EUR 53 million (USD 58 million) in relation to the MorphoSys acquisition.

Note 3 provides disclosure of the fair value of assets and liabilities acquired through business combinations. All considerations paid for acquisitions were in cash.
6.4. Cash flows related to acquisitions by applying the optional concentration test
In 2025, the total cash consideration paid for acquisitions where the Company elected to apply the optional concentration test (resulting in the transaction being accounted for as assets separately acquired rather than a business combination within the meaning of IFRS Accounting Standards) amounted to USD 2.8 billion (Q4 2025: USD 1.1 billion), net of cash and cash equivalents acquired of USD 320 million (Q4 2025: USD 232 million). In 2024 there were no acquisitions where the Company elected to apply the optional concentration test.
Note 3 provides disclosure of the identifiable net assets acquired through acquisitions where the Company elected to apply the optional concentration test. All consideration paid for acquisitions were in cash.
6.5. Cash flows related to divestments of businesses
Cash flows related to divestments of businesses were not material. All considerations received from divestments were in cash.

7. Legal proceedings update
A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Company may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the Consolidated Financial Statements in our 2024 Annual Report and 2024 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of February 3, 2026, of significant developments in those proceedings, as well as any new significant proceedings commenced since the date of the 2024 Annual Report and 2024 Form 20-F.
Investigations and related litigations
Inflation Reduction Act (IRA) litigation
In 2023, following the U.S. government’s selection of Entresto for the first round of the IRA’s “Medicare Drug Price Negotiation Program,” NPC filed a complaint in the U.S. District Court (USDC) for the District of New Jersey on the grounds that those drug price-setting provisions are unconstitutional under the First, Fifth and Eighth Amendments to the U.S. Constitution. In October 2024, the court granted the government’s motion for summary judgment. NPC appealed to the Third Circuit. In September 2025, the Third Circuit affirmed. In January 2026, NPC petitioned the U.S. Supreme Court to review the Third Circuit’s decision. That petition is pending.
Shareholder derivative lawsuit
In 2021, NPC, Sandoz Inc., Novartis Capital Corporation and certain present and former directors and officers of Novartis were named as defendants, and Novartis was named as a nominal defendant, in a purported shareholder derivative lawsuit filed in New York State Court. The plaintiffs, derivatively as purported Novartis shareholders on behalf of Novartis, seek damages and other remedies based on alleged conduct by the corporate and individual defendants. In 2022, the court granted Novartis motion to dismiss the lawsuit, which the plaintiffs have appealed. In July 2025, the plaintiffs dismissed their appeal, concluding this matter.
Lucentis/Avastin® matters
In 2019, the French Competition Authority (FCA) issued a Statement of Objections against Novartis entities, alleging anti-competitive practices on the French market for anti-vascular endothelial growth factor treatments from 2008 to 2013. In 2020, the FCA issued a decision finding that the Novartis entities had infringed competition law by abusing a dominant position and imposing a fine equivalent to approximately USD 452 million. Novartis paid the fine and appealed the FCA’s decision. In February 2023, the Paris Court of Appeal (Court) overturned the FCA’s decision which triggered the reimbursement of the originally paid fine (recorded as “Other income” in the Company’s consolidated income statement), and, in March 2023, the FCA appealed the Court’s decision. In June 2025, France’s Supreme Court (SC) overturned the Court’s decision and sent the case back to the Court for further proceedings. The FCA re-imposed its original fine on Novartis pending appeal, which Novartis has paid. Novartis is the subject of similar investigations and proceedings involving the competition authority in Greece and is currently in an appeal process in Türkiye. Novartis continues to vigorously contest all claims.
Greece investigation
The Greek authorities are investigating legacy allegations of potentially inappropriate economic benefits to healthcare providers (HCPs), government officials and others in Greece. These authorities include the Greek Coordinating Body for Inspection and Control, and the Greek Body of Prosecution of Financial Crime (SDOE), from which the Company received a summons in 2018 and 2020. Novartis has cooperated in these investigations. In 2021, SDOE imposed on Novartis Hellas a fine equivalent to approximately USD 1.2 million; Novartis Hellas appealed the fine and, in September 2023, the Court overturned the decision and fine. The Greek State filed an appeal. In 2022, the Greek State served a civil lawsuit on Novartis Hellas, seeking approximately USD 225 million for moral damages allegedly arising from the conduct that was the subject of the Company’s 2020 settlement with the US Department of Justice regarding allegations of inappropriate economic benefits in Greece that was disclosed in the 2020 Annual Report and the 2020 Form 20-F. In May 2025, the court issued its decision rejecting the claims of the Greek State, which the Greek State appealed in October 2025. In June 2025, the National Social Security Fund of Greece filed a civil lawsuit against Novartis seeking approximately EUR 229 million for moral damages arising from the same facts. The claims will be vigorously contested.
340B Drug Pricing Program litigation
NPC has brought litigation challenging a number of state statutes purporting to add further obligations on manufacturers under the federal 340B program as to the use of contract pharmacies in those states. NPC has also brought litigation challenging the federal government’s refusal to allow NPC to apply a rebate payment model for the 340B program. In addition, in 2021 and 2023, two medical centers filed Administrative Dispute Resolution proceedings against NPC, seeking the return of alleged overcharges resulting from NPC’s contract pharmacy policy. In 2025, HRSA informed NPC that it found no overcharge in either case and dismissed the petitions.

Product liability litigation
Tasigna
NPC is a defendant in more than 400 US product liability actions involving Tasigna, alleging that the product caused various cardiovascular effects and that NPC failed to provide adequate warnings about those alleged side effects. State court actions are pending in a multicounty litigation in Bergen County, New Jersey, and federal cases are pending in a multidistrict litigation in the Middle District of Florida. Most of the cases have been resolved through voluntary dismissals, pre-trial motion practice, or through extra-judicial resolution. NPC will vigorously contest the remaining claims.
In addition to the matters described above, there have been other non-material developments in the other legal matters described in Note 20 to the Consolidated Financial Statements contained in our 2024 Annual Report and 2024 Form 20-F.
Novartis believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.
8. Operating segment
Novartis operates as a single global operating segment innovative medicines company that is engaged in the research, development, manufacturing, distribution, marketing and sale of a broad range of innovative pharmaceuticals medicines, with a focus on the core therapeutic areas: cardiovascular, renal and metabolic; immunology; neuroscience; oncology; and established brands. The Company’s research, development, manufacturing and supply of products and functional activities are managed globally on a vertically integrated basis. Commercial efforts that coordinate marketing, sales and distribution of these products are organized by geographic region, therapeutic area and established brands.
The Executive Committee of Novartis (ECN), chaired by the CEO, is the governance body responsible for allocating resources and assessing the business performance of the operating segment of the Company on a global basis and is the chief operating decision-maker (CODM) for the Company.
The determination of a single operating segment is consistent with the financial information regularly reviewed by the CODM for purposes of assessing performance and allocating resources.
See Note 9 for revenues and geographic information disclosures.

9. Revenues and geographic information
Net sales to third parties
Net sales to third parties by region1
Fourth quarter
	Q4 2025 USD m	Q4 2024 USD m	% change USD	% change cc 2	Q4 2025 % of total	Q4 2024 % of total

US	5 334	6 002	-11	-11	40	46

Europe	4 403	3 962	11	3	33	30

Asia/Africa/Australasia	2 646	2 313	14	14	20	18

Canada and Latin America	953	876	9	12	7	6

Total	13 336	13 153	1	-1	100	100

Of which in established markets	9 860	10 209	-3	-6	74	78

Of which in emerging growth markets	3 476	2 944	18	16	26	22

[1] Net sales to third parties by location of customer. Emerging growth markets comprise all markets other than the established markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 44.
Full year
	FY 2025 USD m	FY 2024 USD m	% change USD	% change cc 2	FY 2025 % of total	FY 2024 % of total

US	23 331	21 146	10	10	43	42

Europe	16 729	15 557	8	4	31	31

Asia/Africa/Australasia	10 797	10 021	8	8	20	20

Canada and Latin America	3 675	3 593	2	13	6	7

Total	54 532	50 317	8	8	100	100

Of which in established markets	40 555	37 371	9	7	74	74

Of which in emerging growth markets	13 977	12 946	8	10	26	26

[1] Net sales to third parties by location of customer. Emerging growth markets comprise all markets other than the established markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 44.

Net sales to third parties by core therapeutic area and established brands
Fourth quarter
	Q4 2025	Q4 2024	% change	% change
	USD m	USD m	USD	cc 1

Cardiovascular, renal and metabolic
Entresto	1 253	2 180	-43	-45

Leqvio	335	223	50	46

Vanrafia	13		nm	nm

Total cardiovascular, renal and metabolic	1 601	2 403	-33	-36

Immunology
Cosentyx	1 807	1 596	13	11

Ilaris	514	413	24	22

Xolair [2]	384	399	-4	-8

Rhapsido	19		nm	nm

Total immunology	2 724	2 408	13	11

Neuroscience
Kesimpta	1 228	950	29	27

Zolgensma Group	307	262	17	12

Aimovig	90	80	13	3

Total neuroscience	1 625	1 292	26	23

Oncology
Kisqali	1 321	902	46	44

Tafinlar + Mekinist	540	527	2	-2

Jakavi	555	487	14	8

Pluvicto	605	351	72	70

Promacta/Revolade	226	583	-61	-63

Scemblix	391	207	89	87

Tasigna	179	411	-56	-58

Lutathera	203	190	7	5

Fabhalta [3]	155	57	172	167

Piqray/Vijoice	81	109	-26	-28

Total oncology [4]	4 256	3 824	11	8

Established brands
Sandostatin Group	291	306	-5	-7

Exforge Group	181	159	14	11

Lucentis	133	210	-37	-40

Diovan Group	157	140	12	9

Galvus Group	114	144	-21	-21

Kymriah [4]	85	108	-21	-23

Contract manufacturing	404	323	25	17

Other [4]	1 765	1 836	-4	-5

Total established brands [4]	3 130	3 226	-3	-5

Total net sales to third parties	13 336	13 153	1	-1

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 44.
[2] Net sales to third parties reflect Xolair sales for all indications.
[3] Net sales to third parties reflect Fabhalta sales for all indications.
[4] Reclassified to conform with 2025 presentation of brands by therapeutic area and established brands.

nm = not meaningful

Net sales to third parties by core therapeutic area and established brands
Full year
	FY 2025	FY 2024	% change	% change
	USD m	USD m	USD	cc 1

Cardiovascular, renal and metabolic
Entresto	7 748	7 822	-1	-2

Leqvio	1 198	754	59	57

Vanrafia	13		nm	nm

Total cardiovascular, renal and metabolic	8 959	8 576	4	3

Immunology
Cosentyx	6 668	6 141	9	8

Ilaris	1 883	1 509	25	24

Xolair [2]	1 723	1 643	5	4

Rhapsido	19		nm	nm

Total immunology	10 293	9 293	11	10

Neuroscience
Kesimpta	4 426	3 224	37	36

Zolgensma Group	1 232	1 214	1	0

Aimovig	335	312	7	3

Total neuroscience	5 993	4 750	26	25

Oncology
Kisqali	4 783	3 033	58	57

Tafinlar + Mekinist	2 215	2 058	8	6

Jakavi	2 110	1 936	9	7

Pluvicto	1 994	1 392	43	42

Promacta/Revolade	1 636	2 216	-26	-27

Scemblix	1 285	689	87	85

Tasigna	1 104	1 671	-34	-34

Lutathera	816	724	13	12

Fabhalta [3]	505	129	291	287

Piqray/Vijoice	382	449	-15	-15

Total oncology [4]	16 830	14 297	18	17

Established brands
Sandostatin Group	1 213	1 279	-5	-5

Exforge Group	727	703	3	4

Lucentis	643	1 044	-38	-40

Diovan Group	604	590	2	2

Galvus Group	487	602	-19	-17

Kymriah [4]	381	443	-14	-15

Contract manufacturing	1 419	1 152	23	19

Other [4]	6 983	7 588	-8	-6

Total established brands [4]	12 457	13 401	-7	-7

Total net sales to third parties	54 532	50 317	8	8

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 44.
[2] Net sales to third parties reflect Xolair sales for all indications.
[3] Net sales to third parties reflect Fabhalta sales for all indications.
[4] Reclassified to conform with 2025 presentation of brands by therapeutic area and established brands.

nm = not meaningful

Net sales to third parties1 of the top 20 brands in 2025
Fourth quarter
			US		Rest of world			Total

Brands	Brand classification by therapeutic area or established brands	Key indications	USD m	% change USD/cc 2	USD m	% change USD	% change cc 2	USD m	% change USD	% change cc 2

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	95	-92	1 158	24	19	1 253	-43	-45

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	1 098	9	709	21	15	1 807	13	11

Kisqali	Oncology	HR+/HER2- metastatic breast cancer and early breast cancer	795	45	526	49	43	1 321	46	44

Kesimpta	Neuroscience	Relapsing forms of multiple sclerosis (MS)	815	27	413	34	28	1 228	29	27

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic and adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication, pediatric low grade glioma (pLGG)	181	-23	359	23	16	540	2	-2

Jakavi	Oncology	Myelofibrosis (MF), polycythemia vera (PV), graft-versus-host disease (GvHD)			555	14	8	555	14	8

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, pre- and post-Taxane	491	75	114	61	52	605	72	70

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	294	26	220	22	17	514	24	22

Xolair [3]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps, food allergy (FA)			384	-4	-8	384	-4	-8

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	33	-90	193	-25	-28	226	-61	-63

Scemblix	Oncology	Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) in chronic phase (CP); Ph+ CML in CP with the T315I mutation	246	88	145	91	83	391	89	87

Zolgensma Group	Neuroscience	Spinal muscular atrophy (SMA)	91	-5	216	30	22	307	17	12

Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	169	-12	122	7	2	291	-5	-7

Leqvio	Cardiovascular, renal and metabolic	Atherosclerotic cardiovascular disease (ASCVD)	164	41	171	60	52	335	50	46

Tasigna	Oncology	Chronic myeloid leukemia (CML)	48	-78	131	-32	-35	179	-56	-58

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	147	7	56	8	2	203	7	5

Exforge Group	Established brands	Hypertension	1	-50	180	15	11	181	14	11

Lucentis	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)			133	-37	-40	133	-37	-40

Diovan Group	Established brands	Hypertension	8	14	149	12	10	157	12	9

Fabhalta [4]	Oncology	Paroxysmal Nocturnal Hemoglobinuria (PNH), IgA Nephropathy (IgAN), Adult C3 Glomerulopathy (C3G)	95	157	60	200	185	155	172	167

Top 20 brands total			4 771	-13	5 994	18	12	10 765	2	-1

Rest of portfolio			563	3	2 008	-2	-5	2 571	-1	-3

Net sales to third parties			5 334	-11	8 002	12	7	13 336	1	-1

[1] Net sales to third parties by location of customer
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 44.
[3] Net sales to third parties reflect Xolair sales for all indications.
[4] Net sales to third parties reflect Fabhalta sales for all indications.

Net sales to third parties1 of the top 20 brands in 2025
Full year
			US		Rest of world			Total

Brands	Brand classification by therapeutic area or established brands	Key indications	USD m	% change USD/cc 2	USD m	% change USD	% change cc 2	USD m	% change USD	% change cc 2

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	3 285	-19	4 463	18	16	7 748	-1	-2

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	3 839	9	2 829	8	7	6 668	9	8

Kisqali	Oncology	HR+/HER2- metastatic breast cancer and early breast cancer	2 975	77	1 808	33	33	4 783	58	57

Kesimpta	Neuroscience	Relapsing forms of multiple sclerosis (MS)	2 943	35	1 483	42	39	4 426	37	36

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic and adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication, pediatric low grade glioma (pLGG)	867	2	1 348	11	9	2 215	8	6

Jakavi	Oncology	Myelofibrosis (MF), polycythemia vera (PV), graft-versus-host disease (GvHD)			2 110	9	7	2 110	9	7

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, pre- and post-Taxane	1 596	38	398	69	65	1 994	43	42

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	1 041	30	842	18	16	1 883	25	24

Xolair [3]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps, food allergy (FA)			1 723	5	4	1 723	5	4

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	636	-46	1 000	-3	-4	1 636	-26	-27

Scemblix	Oncology	Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) in chronic phase (CP); Ph+ CML in CP with the T315I mutation	824	89	461	82	78	1 285	87	85

Zolgensma Group	Neuroscience	Spinal muscular atrophy (SMA)	413	-5	819	5	3	1 232	1	0

Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	729	-9	484	2	2	1 213	-5	-5

Leqvio	Cardiovascular, renal and metabolic	Atherosclerotic cardiovascular disease (ASCVD)	575	49	623	69	65	1 198	59	57

Tasigna	Oncology	Chronic myeloid leukemia (CML)	486	-43	618	-25	-25	1 104	-34	-34

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	588	15	228	8	5	816	13	12

Exforge Group	Established brands	Hypertension	5	-38	722	4	4	727	3	4

Lucentis	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)			643	-38	-40	643	-38	-40

Diovan Group	Established brands	Hypertension	35	25	569	1	1	604	2	2

Fabhalta [4]	Oncology	Paroxysmal Nocturnal Hemoglobinuria (PNH), IgA Nephropathy (IgAN), Adult C3 Glomerulopathy (C3G)	317	217	188	nm	nm	505	291	287

Top 20 brands total			21 154	11	23 359	12	11	44 513	12	11

Rest of portfolio			2 177	1	7 842	-6	-6	10 019	-5	-4

Net sales to third parties			23 331	10	31 201	7	6	54 532	8	8

[1] Net sales to third parties by location of customer
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 44.
[3] Net sales to third parties reflect Xolair sales for all indications.
[4] Net sales to third parties reflect Fabhalta sales for all indications.

nm = not meaningful

Other revenues
(USD millions)	Q4 2025	Q4 2024	FY 2025	FY 2024

Profit sharing income	373	305	1 341	1 063

Royalty income [1]	27	7	379	37

Milestone income	21	2	117	28

Other [2]	103	91	305	277

Total other revenues	524	405	2 142	1 405

[1] In 2025, royalty income includes a royalty settlement of USD 0.3 billion.
[2] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales to third parties.
10. Other interim disclosures
Property, plant and equipment, right-of-use assets and intangible assets
The following table shows additional disclosures related to property, plant and equipment, right-of-use assets and intangible assets:
(USD millions)	Q4 2025	Q4 2024	FY 2025	FY 2024

Property, plant and equipment impairment charges	-9	-36	-24	-48

Property, plant and equipment impairment reversal		1		1

Property, plant and equipment depreciation charge	-258	-228	-951	-885

Right-of-use assets impairment reversal				1

Right-of-use assets depreciation charge	-74	-66	-276	-257

Intangible assets impairment charges [1]	-367	-428	-557	-1 433

Intangible assets impairment reversal				9

Intangible assets amortization charge	-843	-872	-3 517	-3 457

[1] 2025 impairment charge included the write-down of IPR&D on the cessation of clinical research and clinical development programs, including the clinical development programs AAA602 and AAA802 (USD 0.3 billion).

     2024 impairment charge included the write-down of IPR&D on the cessation of clinical research and clinical development programs and a USD 0.9 billion impairment of goodwill attributable to the MorphoSys business acquired. See Note 3 – Acquisition of MorphoSys AG for additional information.

In 2025 and 2024, there were no impairment charges on right-of-use assets.
The following table shows the additions to property, plant and equipment, right-of-use assets and intangible assets other than goodwill excluding the impacts of business combinations and acquisitions applying the optional concentration test, which are disclosed in Note 3:
(USD millions)	Q4 2025	Q4 2024	FY 2025	FY 2024

Additions to property, plant and equipment	554	499	1 485	1 384

Additions to right-of-use assets	153	92	458	304

Additions to intangible assets other than goodwill	395	631	2 253	2 143

Financial debts
In February 2025, Novartis repaid a 5-year US dollar denominated bond of USD 1.0 billion with a coupon of 1.75% at maturity.
In May 2025, Novartis repaid a 10-year Swiss franc denominated bond of CHF 500 million with a coupon of 0.25% at maturity.
In November 2025, seven US dollar denominated bonds totaling USD 6.0 billion were issued: a 3-year floating rate note of USD 800 million with a quarterly-reset coupon based on compounded USD Secured Overnight Financing Rate (SOFR) plus 0.52%, a 3-year bond of USD 700 million with a coupon of 3.90%, a 5-year bond of USD 1.75 billion with a coupon of 4.10%, a 7-year bond of USD 925 million with a coupon of 4.30%, a 10-year bond of USD 925 million with a coupon of 4.60%, a 20-year bond of USD 350 million with a coupon of 5.20% and a 30-year bond of USD 550 million with a coupon of 5.30%.
In November 2025, a 10-year US dollar denominated bond of USD 1.75 billion with a coupon of 3.00% was repaid at maturity.
Income taxes
The Basel-Stadt cantonal tax rate change, enacted on March 23, 2025, and effective January 1, 2026, will increase the cantonal tax rate from 6.5% to 8.5% and the blended Swiss cantonal and federal tax rate from 13.04% to 14.53%, impacting the Company’s Basel-Stadt-domiciled operating subsidiaries. The enactment required revaluation of deferred tax assets and liabilities to the new tax rates at the date of enactment. The impact of the deferred tax assets and liabilities revaluation was not material.
On July 4, 2025, the United States enacted Public Law No. 119–21 (commonly referred to as the “One Big Beautiful Bill Act” (“OBBBA”) that contains tax reform provisions. The OBBBA leaves the U.S. corporate tax rate unchanged at 21% and, in addition, among other changes, extends or revises key provisions of the Tax Cuts and Jobs Act (“TCJA”) enacted in 2017, which were set to expire or change at the end of 2025.
Certain provisions of the OBBBA required a revaluation of a deferred tax asset. The impact of the revaluation was not material to the consolidated financial statements. However, given the complexity of tax laws, related regulations, and evolving interpretations, our estimates may require revision as additional information becomes available regarding the application of the OBBBA provisions.
Commitments
Research and development and acquisition agreement commitments
The Company has entered into long-term research and development agreements related to intangible assets with various third parties. The Company has also entered into acquisition agreements related to intangible assets with third parties that were accounted for as assets separately acquired by electing to apply the optional concentration test. These agreements may provide for potential milestone payments by Novartis, which are dependent on successful achievement of specified clinical development, regulatory approval, or sales milestones, or other conditions specified in the agreements.
As of December 31, 2025, the amount and estimated timing of the Company’s commitments to make payments under those agreements, which are shown without risk adjustment and on an undiscounted basis, were as follows:
(USD millions)	Dec 31, 2025

2026	465

2027	1 376

2028	1 246

2029	802

2030	1 180

Thereafter	12 404

Total	17 473

Other commitments
The Company has entered into various purchase commitments for services and materials as well as for equipment in the ordinary course of business. These commitments are generally entered into at current market prices and reflect normal business operations.
The Company routinely acquires interests in intellectual property focused on key disease areas and indications that the Company expects to be growth drivers in the future.
Pending acquisition commitment to acquire Avidity Biosciences, Inc. – On October 25, 2025, Novartis entered into an agreement to acquire Avidity Biosciences, Inc. (Avidity), a U.S-based biotechnology company specializing in RNA therapeutics, for a total consideration of approximately USD 12 billion, payable in cash. Under the terms of the agreement, Novartis will acquire all outstanding common shares of Avidity at a price of USD 72 per share in cash at closing. The completion of the transaction is subject to the satisfaction or waiver of certain closing conditions specified in the agreement. As of the date the consolidated financial statements were approved for publication, the transaction remains pending and is expected to close in the first half of 2026. Novartis expects to fund the acquisition through available cash and third party debt financing.
Pending long-term research and development agreement – In January 2026, Novartis entered into a long-term research and development agreement which is expected to close in the first quarter of 2026. The agreement provides for potential milestone payments by Novartis that may be capitalized and royalties. Based on their estimated timing, the payments for this transaction are expected to amount to USD 0.2 billion in 2026, USD 0.2 billion in 2031, and USD 0.4 billion thereafter.

11. Events subsequent to the December 31, 2025, consolidated balance sheet date
Dividend proposal for 2025 and approval of Novartis 2025 consolidated financial statements
On February 3, 2026, the Novartis AG Board of Directors proposed the acceptance of the 2025 consolidated financial statements of Novartis for approval by the Annual General Meeting on March 6, 2026. Furthermore, also on February 3, 2026, the Board proposed a dividend of CHF 3.70 per share to be approved at the Annual General Meeting on March 6, 2026. If approved, the total dividend payments would amount to approximately USD 8.9 billion (2024: USD 7.6 billion), using the CHF/USD December 31, 2025, exchange rate.
Significant transaction entered into in January 2026
In January 2026, Novartis entered into a long-term research and development agreement which is expected to close in the first quarter of 2026. For additional information see Note 10.

Supplementary information (unaudited)

Non-IFRS measures as defined by Novartis

Novartis uses certain non-IFRS Accounting Standards metrics when measuring performance, especially when measuring current-year results against prior periods, including core results, constant currencies and free cash flow. These are referred to by Novartis as non-IFRS measures.
Despite the use of these measures by management in setting goals and measuring the Company’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS Accounting Standards. As a result, such measures have limits in their usefulness to investors.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS Accounting Standards measures) may not be comparable to the calculation of similar measures of other companies. These non-IFRS measures are presented solely to permit investors to more fully understand how the Company’s management assesses underlying performance. These non-IFRS measures are not, and should not be viewed as, a substitute for IFRS Accounting Standards measures and should be viewed in conjunction with the consolidated financial statements presented in accordance with IFRS Accounting Standards.
As an internal measure of Company performance, these non-IFRS measures have limitations, and the Company’s performance management process is not solely restricted to these metrics.
Core results
The Company’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and net impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, impact of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” to other financial income and expense, and certain acquisition- and divestment-related items. The following items that exceed a threshold of USD 25 million are also excluded: integration- and divestment-related income and expenses; divestment gains and losses; restructuring charges/releases and related items; legal-related items; impairments of property, plant and equipment, software, and financial assets, and income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.
Novartis believes that investor understanding of the Company’s performance is enhanced by disclosing core measures of performance since, core measures exclude items that can vary significantly from year to year, they enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS Accounting Standards measures and other measures as important factors in assessing the Company’s performance.
The following are examples of how these core measures are used:
• In addition to monthly reports containing financial information prepared under IFRS Accounting Standards, senior management receives a monthly analysis incorporating these non-IFRS core measures.
• Annual budgets are prepared for both IFRS Accounting Standards and non-IFRS core measures.
As an internal measure of Company performance, the core results measures have limitations, and the Company’s performance management process is not solely restricted to these metrics. A limitation of the core results measures is that they provide a view of the Company’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of intangible assets, impairments to property, plant and equipment and restructurings and related items.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect the Company’s financial results and financial position. To provide additional information that may be useful to investors, including changes in volume, price and generic competition impacts on net sales, we present information about changes in net sales and selected key figures, including operating income and net income, on a basis that excludes the effects of foreign currency fluctuations.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:
• The impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD
• The impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
We calculate constant currency change measures to present percentage changes by translating the current year’s foreign currency sales and other income statement items into USD using the prior-year average exchange rates (excluding adjustments required under IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” for subsidiaries operating in hyperinflationary economies), and then comparing these translated amounts to prior-year results in USD to derive a constant currency percentage change.
We use constant currency percentage change measures in evaluating the Company’s performance, since they may assist us in evaluating our ongoing performance from year to year. These percentage change measures are considered alongside the corresponding USD percentage change measures that are not adjusted for changes in currency exchange rates.
Free cash flow
Novartis defines free cash flow as net cash flows from operating activities less purchases of property, plant and equipment. Management believes that this definition provides a performance measure that focuses on core operating activities, and also excludes items that can vary significantly from year to year, thereby enabling better comparison of business performance across years.
Free cash flow is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS Accounting Standards. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS Accounting Standards. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Company’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for investment in strategic opportunities, returning to shareholders and for debt repayment.
Additional information
Growth rate calculation
For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared with the prior year is shown as a positive growth.
Net debt
Novartis calculates net debt as current financial debts and derivative financial instruments plus non-current financial debts less cash and cash equivalents and marketable securities, time deposits and derivative financial instruments.
Net debt is presented as additional information because it sets forth how management monitors net debt or liquidity and management believes it is a useful supplemental indicator of the Company’s ability to pay dividends, to meet financial commitments, and to invest in new strategic opportunities, including strengthening its balance sheet.
See page 51 for additional disclosures related to net debt.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results
The following tables provide an overview of the reconciliation from IFRS Accounting Standards results to non-IFRS measure core results:
(USD millions unless indicated otherwise)	Q4 2025	Q4 2024	FY 2025	FY 2024

IFRS Accounting Standards operating income	3 616	3 530	17 644	14 544

Amortization of intangible assets	763	800	3 197	3 174

Impairments

Intangible assets	362	405	549	1 401

Property, plant and equipment related to the company-wide rationalization of manufacturing sites	1	18	2	18

Other property, plant and equipment	1	2	1	9

Total impairment charges	364	425	552	1 428

Acquisition or divestment of businesses and related items

- Income	-73	-143	-380	-458

- Expense	123	128	451	483

Total acquisition or divestment of businesses and related items, net	50	-15	71	25

Other items

Divestment gains		1	-50	-45

Financial assets - fair value adjustments	-15	32	-48	45

Restructuring and related items

- Income	-2	-17	-66	-123

- Expense	181	152	544	487

Legal-related items

- Income			-280

- Expense	-1		441	89

Additional income	-36	-78	-236	-183

Additional expense	9	29	120	53

Total other items	136	119	425	323

Total adjustments	1 313	1 329	4 245	4 950

Core operating income	4 929	4 859	21 889	19 494

as % of net sales	37.0%	36.9%	40.1%	38.7%

Loss from associated companies	-2	-3	-12	-38

Core adjustments to loss from associated companies, net of tax				26

Interest expense	-304	-275	-1 144	-1 006

Other financial income and expense	-92	33	-136	140

Core adjustments to other financial income and expense	110	50	180	155

Income taxes, adjusted for core adjustment items (core income taxes)	-752	-731	-3 366	-3 016

Core net income	3 889	3 933	17 411	15 755

Core net income attributable to shareholders of Novartis AG	3 894	3 932	17 411	15 757

Core net income attributable to non-controlling interests [1]	-5	1	0	-2

Core basic EPS (USD) [2]	2.03	1.98	8.98	7.81

[1] In FY 2025, the IFRS Accounting Standards results for net income attributable to non-controlling interests was USD -17 million. Core net income attributable to non-controlling interests was adjusted for USD 17 million related to impairment charges related to an intangible asset.

[2] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding used in the basic EPS calculation in the reporting period.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results
Fourth quarter
(USD millions unless indicated otherwise)	Q4 2025 IFRS Accounting Standards results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q4 2025 Core results	Q4 2024 Core results

Gross profit	10 249	689	59		10	11 007	10 974

Operating income	3 616	763	364	50	136	4 929	4 859

Income before taxes	3 218	763	364	50	246	4 641	4 664

Income taxes [5]	-814	-148	-57	-3	270	-752	-731

Net income	2 404					3 889	3 933

Attributable to:
Shareholders of Novartis AG	2 409					3 894	3 932

Non-controlling interests	-5					-5	1

Basic EPS (USD) [6]	1.26					2.03	1.98

The following are adjustments to arrive at core gross profit

Other revenues	524					524	405

Cost of goods sold	-3 611	689	59		10	-2 853	-2 584

The following are adjustments to arrive at core operating income

Selling, general and administration	-3 440				4	-3 436	-3 501

Research and development	-3 163	74	304	13	9	-2 763	-2 502

Other income	417			-73	-46	298	26

Other expense	-447		1	110	159	-177	-138

The following are adjustments to arrive at core income before taxes

Other financial income and expense	-92				110	18	83

[1] Amortization of intangible assets: cost of goods sold includes the amortization of currently marketed products intangible assets; research and development includes the amortization of scientific infrastructure and technologies intangible assets

[2] Impairments: cost of goods sold and research and development include net impairment charges related to intangible assets; other expense includes net impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including integration charges: research and development and other expense include integration cost charges; other income and other expense include transitional services fee income and expenses related to the Sandoz distribution and adjustments to provisions

[4] Other items: cost of goods sold, selling, general and administration, other income and other expense include restructuring income and charges related to the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; research and development includes contingent consideration adjustments; other income and other expense include fair value adjustments on financial assets; other income also includes fair value adjustments on contingent consideration receivable; other expense includes legal related items and other costs and items; other financial income and expense includes the impact of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” for subsidiaries operating in hyperinflationary economies and a fair value adjustment on a financial liability

[5] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets other than goodwill and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although not always for items arising from legal settlements in certain jurisdictions. Other items include adjustments for the tax effects of intercompany transactions, including effects of adjusting deferred income taxes resulting from temporary differences on intercompany inventory transactions arising from the elimination of unrealized profit on consolidation when the seller and buyer subsidiaries are subject to different tax rates. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 1.4 billion to arrive at the core results before tax amounts to a tax benefit of USD 62 million and the average tax rate on the total adjustments was -4.4%.

[6] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding used in the basic EPS calculation in the reporting period.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results
Full year
(USD millions unless indicated otherwise)	FY 2025 IFRS Accounting Standards results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	FY 2025 Core results	FY 2024 Core results

Gross profit	42 975	2 805	59		-324	45 515	41 872

Operating income	17 644	3 197	552	71	425	21 889	19 494

Income before taxes	16 352	3 197	552	71	605	20 777	18 771

Income taxes [5]	-2 385	-631	-90	-8	-252	-3 366	-3 016

Net income	13 967					17 411	15 755

Attributable to:
Shareholders of Novartis AG	13 984					17 411	15 757

Non-controlling interests	-17		17			0	-2

Basic EPS (USD) [6]	7.21					8.98	7.81

The following are adjustments to arrive at core gross profit

Other revenues	2 142				-344	1 798	1 405

Cost of goods sold	-13 699	2 805	59		20	-10 815	-9 850

The following are adjustments to arrive at core operating income

Selling, general and administration	-13 248				10	-13 238	-12 564

Research and development	-11 200	392	491	16	6	-10 295	-9 302

Other income	1 460			-380	-413	667	273

Other expense	-2 343		2	435	1 146	-760	-785

The following are adjustments to arrive at core income before taxes

Other financial income and expense	-136				180	44	295

[1] Amortization of intangible assets: cost of goods sold includes the amortization of currently marketed products intangible assets; research and development includes the amortization of scientific infrastructure and technologies intangible assets

[2] Impairments: cost of goods sold, research and development and and net income attributable to non-controlling interests include net impairment charges related to intangible assets; other expense includes net impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including integration charges: research and development and other expense include integration cost charges; other income and other expense include transitional services fee income and expenses related to the Sandoz distribution and adjustments to provisions

[4] Other items: other revenues includes milestones income from an outlicensing agreement and a royalty settlement income; cost of goods sold includes fair value adjustments; cost of goods sold, selling, general and administration, other income and other expense include restructuring income and charges related to the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; research and development includes contingent consideration adjustments; other income and other expense include fair value adjustments on financial assets; other income also includes divestment gains, fair value adjustments on contingent consideration receivable and adjustments to provisions and other items; other expense includes legal related items, loss due to legal entities reorganization, write-down of assets within other non-current assets and other costs and items; other financial income and expense includes the impact of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” for subsidiaries operating in hyperinflationary economies and a fair value adjustment on a financial liability

[5] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets other than goodwill and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although not always for items arising from legal settlements in certain jurisdictions. Other items include adjustments for the tax effects of intercompany transactions, including effects of adjusting deferred income taxes resulting from temporary differences on intercompany inventory transactions arising from the elimination of unrealized profit on consolidation when the seller and buyer subsidiaries are subject to different tax rates. Other items also include adjustments related to uncertain tax positions from prior years and remeasurement effects on deferred tax balances following tax law changes. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 4.4 billion to arrive at the core results before tax amounts to USD 1.0 billion and the average tax rate on the total adjustments was 22.2%.

[6] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding used in the basic EPS calculation in the reporting period.

Non-IFRS measure Free cash flow
The following tables provide a reconciliation of the three major categories of the IFRS Accounting Standards consolidated statements of cash flows to the non-IFRS measure free cash flow:
Fourth quarter
	Q4 2025			Q4 2024

(USD millions)	IFRS Accounting Standards cash flow	Adjustments	Free cash flow	IFRS Accounting Standards cash flow	Adjustments	Free cash flow

Net cash flows from operating activities	2 264		2 264	4 193		4 193

Net cash flows used in investing activities [1]	-2 104	1 495	-609	-3 033	2 475	-558

Net cash flows from/(used in) financing activities [2]	1 683	-1 683	0	-2 996	2 996	0

Non-IFRS measure free cash flow			1 655			3 635

[1] With the exception of purchases of property, plant and equipment, all net cash flows used in in investing activities are excluded from the free cash flow.
[2] Net cash flows from/(used in) financing activities are excluded from the free cash flow.

Full year
	FY 2025			FY 2024

(USD millions)	IFRS Accounting Standards cash flow	Adjustments	Free cash flow	IFRS Accounting Standards cash flow	Adjustments	Free cash flow

Net cash flows from operating activities	19 144		19 144	17 619		17 619

Net cash flows used in investing activities [1]	-4 877	3 329	-1 548	-7 513	6 147	-1 366

Net cash flows used in financing activities [2]	-14 867	14 867	0	-11 742	11 742	0

Non-IFRS measure free cash flow			17 596			16 253

[1] With the exception of purchases of property, plant and equipment, all net cash flows used in investing activities are excluded from the free cash flow.
[2] Net cash flows used in financing activities are excluded from the free cash flow.
The following tables summarize the non-IFRS measure free cash flow:
Fourth quarter
(USD millions)	Q4 2025	Q4 2024

Operating income	3 616	3 530

Reversal of non-cash items and other adjustments
Depreciation, amortization and impairments	1 536	1 660

Change in provisions and other non-current liabilities	193	165

Other	361	174

Operating income adjusted for non-cash items	5 706	5 529

Interest received and change in other financial receipts	38	142

Interest paid and change in other financial payments	-217	-299

Income taxes paid	-981	-924

Payments out of provisions and other net cash movements in non-current liabilities	-695	-260

Change in inventories and trade receivables less trade payables	159	548

Change in other operating cash flow items	-1 746	-543

Net cash flows from operating activities	2 264	4 193

Purchases of property, plant and equipment	-609	-558

Non-IFRS measure free cash flow	1 655	3 635

Full year
(USD millions)	FY 2025	FY 2024

Operating income	17 644	14 544

Reversal of non-cash items and other adjustments
Depreciation, amortization and impairments	5 275	6 114

Change in provisions and other non-current liabilities	1 083	696

Other	1 194	817

Operating income adjusted for non-cash items	25 196	22 171

Dividends received from associated companies and others	1	1

Interest received and other financial receipts	576	489

Interest paid and other financial payments	-1 007	-971

Income taxes paid	-2 562	-2 258

Payments out of provisions and other net cash movements in non-current liabilities	-1 483	-1 107

Change in inventories and trade receivables less trade payables	-1 363	-1 261

Change in other operating cash flow items	-214	555

Net cash flows from operating activities	19 144	17 619

Purchases of property, plant and equipment	-1 548	-1 366

Non-IFRS measure free cash flow	17 596	16 253

Additional information
Net debt
Condensed consolidated changes in net debt
Fourth quarter
(USD millions)	Q4 2025	Q4 2024

Net change in cash and cash equivalents	1 879	-2 150

Change in marketable securities, time deposits, financial debts and derivatives financial instruments	-3 461	2 305

Change in net debt	-1 582	155

Net debt at October 1	-20 365	-16 296

Net debt at December 31	-21 947	-16 141

Full year
(USD millions)	FY 2025	FY 2024

Net change in cash and cash equivalents	-24	-1 934

Change in marketable securities, time deposits, financial debts and derivatives financial instruments	-5 782	-4 024

Change in net debt	-5 806	-5 958

Net debt at January 1	-16 141	-10 183

Net debt at December 31	-21 947	-16 141

Components of net debt
(USD millions)	Dec 31, 2025	Dec 31, 2024

Non-current financial debts	-27 935	-21 366

Current financial debts and derivative financial instruments	-5 602	-8 232

Total financial debts	-33 537	-29 598

Less liquidity

Cash and cash equivalents	11 435	11 459

Marketable securities, time deposits and derivative financial instruments	155	1 998

Total liquidity	11 590	13 457

Net debt at end of period	-21 947	-16 141

Share information
	Dec 31, 2025	Dec 31, 2024

Number of shares outstanding	1 908 151 679	1 975 089 248

Registered share price (CHF)	109.60	88.70

ADR price (USD)	137.87	97.31

Market capitalization (USD billions) [1]	263.7	193.9

Market capitalization (CHF billions) [1]	209.1	175.2

[1] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the quarter end CHF/USD exchange rate.

Effects of currency fluctuations
Principal currency translation rates
(USD per unit)	Average rates Q4 2025	Average rates Q4 2024	Average rates FY 2025	Average rates FY 2024	Period-end rates Dec 31, 2025	Period-end rates Dec 31, 2024

1 CHF	1.251	1.140	1.205	1.136	1.261	1.107

1 CNY	0.141	0.139	0.139	0.139	0.143	0.137

1 EUR	1.164	1.067	1.129	1.082	1.174	1.041

1 GBP	1.329	1.282	1.318	1.278	1.346	1.256

100 JPY	0.649	0.657	0.669	0.661	0.639	0.640

100 RUB	1.252	0.997	1.200	1.080	1.255	0.889

Currency impact on key figures
The following table provides a summary of the currency impact on key Company figures due to their conversion into US dollars, the Company’s reporting currency, of the financial data from entities reporting in non-US dollars. Constant currency (cc) calculations apply the exchange rates of the prior year period to the current period financial data for entities reporting in non-US dollars.
Fourth quarter
	Change in USD % Q4 2025	Change in constant currencies % Q4 2025	Percentage point currency impact Q4 2025

Net sales to third parties	1	-1	2

Operating income	2	4	-2

Net income	-15	-14	-1

Basic earnings per share (USD)	-11	-11	0

Core operating income	1	1	0

Core net income	-1	-2	1

Core basic earnings per share (USD)	3	2	1

Full year
	Change in USD % FY 2025	Change in constant currencies % FY 2025	Percentage point currency impact FY 2025

Net sales to third parties	8	8	0

Operating income	21	25	-4

Net income	17	19	-2

Basic earnings per share (USD)	22	24	-2

Core operating income	12	14	-2

Core net income	11	12	-1

Core basic earnings per share (USD)	15	17	-2

Disclaimer
This communication contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “plan,” “will,” “continue,” “ongoing,” “growth,” “launch,” “expect,” “deliver,” “accelerate,” “guidance,” “outlook,” “priority,” “potential,” “momentum,” “commitment,” or similar expressions, or by express or implied discussions regarding: potential new products; potential new indications for existing products; potential product launches or potential future revenues from any such products; results of ongoing clinical trials; or potential future, pending or announced transactions, including the proposed acquisition of Avidity Biosciences, Inc. (“Avidity”) and Avidity’s related spin-off or sale of Atrium Therapeutics, Inc. (“SpinCo”); the expected timetable for completing each of the proposed transactions; the composition of the assets and liabilities to be held by SpinCo and Avidity following the spin-off or sale; potential future sales or earnings; strategy, plans, expectations or intentions, including discussions regarding our continued investment into new R&D capabilities and manufacturing; or our capital structure. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. There can be no guarantee that the investigational or approved products described in this communication will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. Neither can there be any guarantee that the conditions to the closing of the transactions described in this communication, or the expected benefits or synergies from such transactions, including the potential acquisition of Avidity, will be achieved in the expected timeframe, or at all. In particular, our expectations could be affected by, among other things uncertainties concerning: global healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; the success of key products, commercial priorities and strategy; research and development of new products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; the development or adoption of new technologies, including artificial intelligence, and new business models; the implementation of our new IT projects and systems; potential significant breaches of information security or disruptions of our information technology systems; actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this communications; safety, quality, data integrity, or manufacturing issues; our performance on and ability to comply with environmental, social and governance measures and requirements; major macroeconomic and geo- and socio-political developments, including the impact of any potential tariffs on our products or the impact of war in certain parts of the world; future global exchange rates; future demand for our products; the completion of the spin-off or sale of SpinCo and the timing of the satisfaction of customary closing conditions, including the receipt of regulatory approvals and the approval of Avidity’s stockholders, on acceptable terms or at all; the sale of certain of SpinCo’s assets pursuant to a third party right of first negotiation; competing offers or acquisition proposals; the effects of disruption from the transactions described herein and the impact of the announcement and pendency of such transactions on parties’ businesses, including their relationships with employees, business partners or governmental entities; the risk that stockholder litigation in connection with the transactions described herein may result in significant costs of defense, indemnification and liability; and other risks and factors referred to in Novartis AG’s most recently filed Form 20-F and in subsequent reports filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”). Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.
All product names appearing in italics are trademarks owned by or licensed to Novartis.
Additional information and Where to Find It
In connection with the spin-off or sale of SpinCo and the merger by which Novartis will indirectly acquire all outstanding shares of Avidity (the “Transactions”), Novartis, Avidity and SpinCo have filed relevant documents with the SEC, including a definitive proxy statement filed by Avidity. The definitive proxy statement and proxy card will be delivered to the stockholders of Avidity in advance of the special meeting relating to the Transactions. This document is not a substitute for the proxy statement or any other document that may be filed by Avidity with the SEC. AVIDITY’S STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF NOVARTIS AND AVIDITY WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND THE PARTIES TO THE TRANSACTIONS. Investors and security holders will be able to obtain a free copy of the proxy statement and such other documents containing important information about Novartis and Avidity, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Novartis and Avidity make available free of charge at the Novartis website at www.novartis.com/investors/financial-data/sec-filings and Avidity’s website at investors.aviditybiosciences.com/sec-filings, respectively, copies of documents they file with, or furnish to, the SEC.

Participants in the Solicitation
This communication does not constitute a solicitation of a proxy. Novartis, Avidity and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Avidity in connection with the Transactions. Information regarding the special interests of these directors and executive officers in the Transactions will be included in the definitive proxy statement referred to above. Security holders may also obtain information regarding the names, affiliations and interests of the Novartis directors and executive officers in the Novartis Annual Report on Form 20-F for the fiscal year ended December 31, 2025. Security holders may obtain information regarding the names, affiliations and interests of Avidity’s directors and executive officers in Avidity’s definitive proxy statement on Schedule 14A, which was filed with the SEC on April 29, 2025. To the extent the holdings of Avidity’s securities by Avidity’s directors and executive officers have changed since the amounts set forth in Avidity’s definitive proxy statement for its 2025 annual meeting of stockholders, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, the Novartis website at https://www.novartis.com and Avidity’s website at investors.aviditybiosciences.com/sec-filings. The contents of the websites referenced above are not deemed to be incorporated by reference into the proxy statement.
No Offer or Solicitation
This communication is for informational purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.
About Novartis
Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 300 million people worldwide.
Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X and Instagram.
Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.
Novartis issued its 2025 Annual Report today, and it is available at www.novartis.com. Novartis will also file its 2025 Annual Report on Form 20-F with the US Securities and Exchange Commission today, and will post this document on www.novartis.com. Novartis shareholders may receive a hard copy of either of these documents, each of which contains our complete audited financial statements, free of charge, upon request.
Important dates
March 6, 2026
Annual General Meeting
April 28, 2026
First quarter 2026 results
July 21, 2026
Second quarter & half year 2026 results
October 27, 2026
Third quarter & nine months 2026 results